                          OFFER TO PURCHASE FOR CASH
                            ALL OUTSTANDING SHARES
                                      OF
      COMMON STOCK AND SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK
    (INCLUDING, IN EACH CASE, THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                                      OF
                                 CONRAIL INC.
                                      AT
                              $115 NET PER SHARE
                                      BY
                      ATLANTIC ACQUISITION CORPORATION,
                         A WHOLLY OWNED SUBSIDIARY OF
                         NORFOLK SOUTHERN CORPORATION

  THE SECOND OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
    YORK CITY TIME, ON WEDNESDAY, MARCH 12, 1997, UNLESS THE SECOND OFFER
                                   IS EXTENDED.

   THE SECOND OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE SECOND OFFER A NUMBER OF COMMON SHARES AND ESOP PREFERRED SHARES WHICH, TOGETHER WITH THE 8,200,100 COMMON SHARES ALREADY OWNED BY NORFOLK SOUTHERN CORPORATION ("PARENT"), ATLANTIC ACQUISITION CORPORATION ("PURCHASER"), A WHOLLY OWNED SUBSIDIARY OF PARENT, OR ANY DIRECT OR INDIRECT SUBSIDIARY OF PARENT, CONSTITUTE AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (2) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUBCHAPTER F OF CHAPTER 25 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE SECOND OFFER AND THE PROPOSED MERGER, (3) THE COMMON STOCK PURCHASE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF CONRAIL INC. (THE "COMPANY") OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUCH RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE SECOND OFFER AND THE PROPOSED MERGER, AND (4) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PREVIOUSLY ANNOUNCED AGREEMENT AND PLAN OF MERGER, AS AMENDED, BETWEEN THE COMPANY AND CSX CORPORATION HAS BEEN TERMINATED IN ACCORDANCE WITH ITS TERMS OR OTHERWISE. SEE SECTION 14.

                The Dealer Managers for the Second Offer are:

J.P. MORGAN & CO.                                          MERRILL LYNCH & CO.

February 12, 1997

                                  IMPORTANT

   Consistent with Parent's pledge that it will not be a party to any agreement with CSX Corporation ("CSX") or the Company that delivers anything less to Company shareholders than a $115 per Share (as defined herein) all-cash transaction, Parent and Purchaser intend to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser.

   Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such Shares and, if separate, the certificates representing the associated Rights (as defined herein) to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in
Section 3 prior to the expiration of the Second Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares (and, if applicable, Rights). Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. The tender of Rights is also required for the valid tender of ESOP Preferred Shares (as defined herein).

   Participants in the Company's Matched Savings Plan (the "ESOP") desiring that Fidelity Management Trust Company, as trustee under the ESOP (the "ESOP Trustee"), tender the Common Shares (as defined herein), if any, or the ESOP Preferred Shares allocated to their accounts, which ESOP Preferred Shares will be converted into Common Shares upon consummation of the Second Offer, should so instruct the ESOP Trustee by completing the form that will be provided to participants for that purpose. ESOP participants cannot tender Shares allocated to their ESOP accounts by executing the Letter of Transmittal.

   Any shareholder who desires to tender Shares (and, if applicable, Rights) and whose certificates for such Shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 3.

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

                              TABLE OF CONTENTS

                                                                                                PAGE

                                                                                             --------

INTRODUCTION ...............................................................................      1

1.Terms of the Second Offer; Expiration Date ...............................................      7

2.Acceptance for Payment and Payment for Shares ............................................      8

3.Procedures for Tendering Shares ..........................................................      9

4.Withdrawal Rights ........................................................................     12

5.Certain Federal Income Tax Consequences ..................................................     12

6.Price Range of Shares; Dividends .........................................................     13

7.Effect of the Second Offer on the Market for the Common Shares; Exchange Listing and
   Exchange Act Registration; Margin Regulations ...........................................     14

8.Certain Information Concerning the Company ...............................................     14

9.Certain Information Concerning Purchaser and Parent ......................................     18

10.Source and Amount of Funds ..............................................................     21

11.Background of the Second Offer; Contacts with the Company ...............................     23

12.Purpose of the Second Offer and the Merger; Plans for the Company; Certain
    Considerations .........................................................................     31

13.Dividends and Distributions .............................................................     36

14.Conditions of the Second Offer ..........................................................     37

15.Certain Legal Matters; Regulatory Approvals; Certain Litigation .........................     40

16.Fees and Expenses .......................................................................     49

17.Miscellaneous ...........................................................................     50

Schedule I -- Information Concerning the Directors and Executive Officers of Parent and
 Purchaser .................................................................................    I-1

TO THE HOLDERS OF COMMON STOCK AND
SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK OF CONRAIL INC.:

                                 INTRODUCTION

   Atlantic Acquisition Corporation ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Parent"), hereby offers to purchase all outstanding shares of
(i) common stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 19, 1989, as amended, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), at a price of $115 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Second Offer"). Unless the context otherwise requires, all references to Common Shares, ESOP Preferred Shares or Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

   Promptly upon the purchase by Parent, Purchaser or their affiliates of Shares pursuant to the Second Offer, such Shares will be deposited in an independent voting trust (the "Voting Trust") in accordance with the terms of a Voting Trust Agreement (the "Voting Trust Agreement") dated as of February 10, 1997 among Parent, Purchaser and First American National Bank, as voting trustee (the "Voting Trustee"), pending approval by the Surface Transportation Board (the "STB") of the acquisition of control by Parent of the Company. The Second Offer is not conditioned upon such STB approval. The Proposed Merger (as defined below) would also not be conditioned on such STB approval. Immediately prior to consummation of the Proposed Merger, Parent would place all of the shares of common stock of Purchaser (which may become stock of the surviving corporation upon consummation of the Proposed Merger) into the Voting Trust. The 8,200,000 Common Shares acquired by Purchaser pursuant to its cash tender offer which was commenced on October 24, 1996 (the "First Offer", and together with the Second Offer, the "Offers") were deposited into the Voting Trust upon their purchase by Purchaser.

   Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Second Offer. Purchaser will pay all charges and expenses of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer Managers (in such capacity, the "Dealer Managers"), The Bank of New York, as Depositary (the "Depositary"), and Georgeson & Company Inc., as Information Agent (the "Information Agent"), incurred in connection with the Second Offer. See Section 16.

   Participants in the Company's Matched Savings Plan (the "ESOP") desiring that Fidelity Management Trust Company, as trustee under the ESOP (the "ESOP Trustee"), tender the Common Shares, if any, or the ESOP Preferred Shares allocated to their accounts, which ESOP Preferred Shares will be converted into Common Shares upon consummation of the Second Offer, should so instruct the ESOP Trustee by completing the form that will be provided to participants for that purpose. ESOP participants cannot tender Shares allocated to their ESOP accounts by executing the Letter of Transmittal.

   The purpose of the Second Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the First Offer, which expired at 12:00 Midnight, New York City time, on February 4, 1997, Purchaser acquired an aggregate of 8,200,000 Common Shares. Consistent with Parent's pledge that it will not be a party to any agreement with CSX Corporation, a Virginia corporation ("CSX"), or the Company that delivers anything less to Company shareholders than a $115 per share all-cash transaction, Parent and Purchaser intend to continue to seek to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Second Offer, consummate a merger or similar business combination with

Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). In the Proposed Merger, each Common Share and ESOP Preferred Share then outstanding (other than Shares held by the Company or any subsidiary of the Company and Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Second Offer. If after consummation of the Second Offer, Parent (together with Purchaser and any direct or indirect subsidiary of Parent) owns 80% or more of the outstanding Shares, Purchaser intends to effect the Proposed Merger as a "short-form" merger under the Pennsylvania Business Corporation Law (the "PBCL"), without a vote of Company shareholders or the Board of Directors of the Company (the "Company Board"). See Section 11 and Section 12.

   For a number of years, certain members of senior management of Parent, including David R. Goode, Chairman, President and Chief Executive Officer of Parent, have spoken numerous times with senior management of the Company concerning a possible business combination between Parent and the Company. On two occasions, in late September and again on October 4, 1996, Mr. Goode contacted David M. LeVan, the Company's Chairman, President and Chief Executive Officer, to reiterate Parent's strong interest in acquiring the Company and to request a meeting at which he could present a concrete proposal. In each case, Mr. Goode emphasized that he wished to communicate Parent's proposal so that the Company Board would be aware of it during their next meeting. Also in each case, Mr. LeVan stated that it was unnecessary for Mr. Goode to do so.

   On October 15, 1996, the Company and CSX announced that they had entered into a definitive merger agreement (the "Original CSX Merger Agreement" and, as amended on November 5, 1996 and December 18, 1996, the "CSX Merger Agreement") pursuant to which control of the Company would be swiftly sold to CSX pursuant to the CSX Offers (as defined below) and then the Proposed CSX Merger (as defined below) would be consummated following satisfaction of certain conditions thereto. The CSX Offers and the Proposed CSX Merger are sometimes referred to collectively herein as the "Proposed CSX Transaction".

   Integral to the Proposed CSX Transaction are covenants substantially increasing Mr. LeVan's compensation and severance benefits and guaranteeing that he will succeed John Snow, the Chairman and Chief Executive Officer of CSX, as the combined company's Chairman and Chief Executive Officer. The Proposed CSX Transaction also includes covenants that, subject to certain limited exceptions, prohibit the Company, CSX and their respective subsidiaries and representatives from participating in discussions or negotiations or entering into any agreement or taking any other action to facilitate any third party acquisition proposal for the Company (such as a proposal by Parent) or any acquisition by any other company engaged in the operation of railroads (including Parent) of any securities or assets of the Company or CSX or any trackage rights or other concessions relating to the assets or operations of the Company or CSX. See Section 11.

   In connection with the execution of the Original CSX Merger Agreement, the Company and CSX entered into an option agreement (the "CSX Lockup Option Agreement") pursuant to which the Company granted to CSX an option (the "CSX Lockup Option"), exercisable in certain events, to purchase 15,955,477 Common Shares at an exercise price of $92.50 per Common Share, subject to adjustment as set forth therein.

   On October 23, 1996, Parent submitted to the Company Board a written proposal for the acquisition of the Company by Purchaser pursuant to the First Offer and the Proposed Merger and the following day commenced the First Offer. Also on October 23, 1996, Parent, Purchaser and a shareholder of the Company commenced litigation against the Company, the members of the Company Board and CSX (the "Pennsylvania Litigation") in the United States District Court for the Eastern District of Pennsylvania (the "District Court") seeking relief relating to various matters, including the Company Board's approval of the CSX Merger Agreement and actions taken by the Company Board in furtherance of the Proposed CSX Transaction. See Section 15.

   On November 21, 1996, CSX announced that Green Acquisition Corp., a wholly owned subsidiary of CSX, had accepted for payment 17,860,124 Shares, purportedly representing 19.9% of the Company's then outstanding Shares, at a price of $110 in cash per Share pursuant to its cash tender offer commenced on October 16, 1996 (the "CSX First Offer"). CSX subsequently announced that it had sold 85,000 of such Shares.

   On December 6, 1996, CSX commenced a second tender offer (the "CSX Second Offer") to purchase for cash an aggregate of up to 18,344,845 Shares of the Company at a price of $110 in cash per Share. The CSX Second Offer is currently scheduled to expire at 5 p.m., New York City time, on February 14, 1997, unless further extended. Under the CSX Merger Agreement, the 60% of the Shares expected to be outstanding at the time of the consummation of the proposed merger of the Company with a subsidiary of CSX (the "Proposed CSX Merger") (assuming the Proposed CSX Merger is consummated) and not owned by CSX would be exchanged for (i) CSX common stock at a rate of 1.85619 shares of CSX common stock for each Share and (ii) an additional $16 per Share in CSX convertible preferred stock, the terms of which will be set prior to the Proposed CSX Merger so that such securities would trade at par on a fully distributed basis. As of February 11, 1997, the value of such consideration in the Proposed CSX Merger (assuming that the CSX convertible preferred stock is worth its purported $16 per Share) was $101.62 per Share. As of February 11, 1997, the blended value of the consideration which would be received by Company shareholders (other than CSX) in the CSX Second Offer and the Proposed CSX Merger for their Shares was $103.76 per Share.

   On January 13, 1997, Parent announced its pledge that, if Company shareholders defeated the Company's proposal to amend the Company's Articles of Incorporation (the "Articles Amendment") to "opt out" of Subchapter E of Chapter 25 of the PBCL (the "Pennsylvania Control Transaction Law") at the special meeting of Company shareholders called for such purpose (the "Pennsylvania Special Meeting"), Parent and Purchaser would promptly amend the First Offer to eliminate all of the conditions thereto and to reduce the number of Shares sought in the First Offer to 8,200,000 Shares, approximately the maximum number of Shares (based on then available information as to the number of outstanding Common Shares) that Purchaser could acquire without becoming an "Acquiring Person" under the Rights Agreement. See Section 12.

   At the Pennsylvania Special Meeting which was held on January 17, 1997, Company shareholders overwhelmingly defeated the Articles Amendment. Accordingly, the First Offer was amended consistent with Parent's pledge and, following expiration of the First Offer at Midnight, New York City time, on February 4, 1997, the Purchaser accepted 8,200,000 Shares for payment at a price of $115 per Share. A total of approximately 65,000,000 Shares were validly tendered under the First Offer, which represented more than 90% of the Company's then outstanding Shares, excluding Shares held by CSX. Payment for the 8,200,000 Shares purchased under the First Offer commenced on February 11, 1997.

   The Company has stated that it may call another special meeting of Company shareholders to consider the Articles Amendment. However, the Company has not stated whether or when such meeting would be held. Company shareholders need not approve the Articles Amendment to facilitate the Second Offer because, unlike CSX's coercive front-end loaded proposal, Purchaser is willing to pay the same $115 in cash per Share for all outstanding Shares and, therefore, the Articles Amendment is not needed.

   In connection with the Second Offer and during its pendency, or in the event the Second Offer is terminated or not consummated, or after the expiration of the Second Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Parent (alone or through affiliates) may explore any and all options which may be available to it in connection with the acquisition of the Company. In this regard, Parent intends to solicit proxies against the adoption of the Articles Amendment and the Proposed CSX Merger at any meeting of Company shareholders convened for such purpose. In addition, as required by the Company's Amended and Restated By-Laws (the "Company By-Laws"), Parent notified the Company of its intention to conduct a proxy contest in connection with the Company's 1997 annual meeting of shareholders currently scheduled for December 19, 1997 (the "Annual Meeting") seeking, among other things, to remove certain of the current members of the Company Board and elect a new slate of directors designated by Parent. See Section 12.

   After expiration or termination of the Second Offer, Parent may seek to acquire additional Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid per Share pursuant to the Second Offer and could be for cash or other consideration.

   THE SECOND OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF COMPANY SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

CERTAIN CONDITIONS TO THE SECOND OFFER

   Consummation of the Second Offer is subject to the fulfillment of a number of conditions, including the following:

   THE MINIMUM CONDITION. CONSUMMATION OF THE SECOND OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE SECOND OFFER A NUMBER OF COMMON SHARES AND ESOP PREFERRED SHARES WHICH, TOGETHER WITH THE 8,200,100 COMMON SHARES ALREADY OWNED BY PARENT, PURCHASER OR ANY DIRECT OR INDIRECT SUBSIDIARY OF PARENT, CONSTITUTE AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION").

   According to information contained in the Company's Proxy Statement Supplement mailed to Company shareholders on or about December 24, 1996 in connection with the Pennsylvania Special Meeting, as of December 5, 1996, 82,244,475 Common Shares were issued and outstanding and 7,303,920 ESOP Preferred Shares were issued and outstanding, which shares are convertible into Common Shares on a one-for-one basis. According to the Tender Offer Statement on Schedule 14D-1, dated December 6, 1996, as amended, filed by CSX in connection with the Second CSX Offer (the "CSX Schedule 14D-1"), and based on information provided to CSX by the Company, on November 27, 1996, 8,263,682 Common Shares were reserved for issuance pursuant to the Company's stock-based incentive plans ("Incentive Shares") or upon conversion of the ESOP Preferred Shares. Also according to the CSX Schedule 14D-1, 15,955,477 Common Shares have been reserved for issuance pursuant to the CSX Lockup Option Agreement. An aggregate of approximately 904,128 ESOP Preferred Shares were accepted for payment in the First Offer. Upon the transfer of any ESOP Preferred Shares to Purchaser at the time of acceptance for payment of the ESOP Preferred Shares tendered pursuant to the Offers, such ESOP Preferred Shares were or will be automatically converted into Common Shares. Accordingly, as a result of the conversion of 904,128 ESOP Preferred Shares into 904,128 Common Shares following the acceptance for payment of such ESOP Preferred Shares in the First Offer and based on the foregoing information, Purchaser believes that approximately 83,148,603 Common Shares and 6,399,792 ESOP Preferred Shares are presently outstanding.

   Based on the foregoing and disregarding for such purposes the 15,955,477 Common Shares purportedly issuable pursuant to the CSX Lockup Option Agreement, Purchaser believes there are presently 90,508,157 Shares outstanding on a fully diluted basis. Accordingly, Purchaser believes that, after giving effect to the 8,200,100 Common Shares already owned by Parent, the Minimum Condition would be satisfied if at least an aggregate of 37,053,979 Common Shares and ESOP Preferred Shares are validly tendered pursuant to the Second Offer if no Common Shares are then issued or validly issuable under the CSX Lockup Option Agreement, or if at least an aggregate of 45,031,718 Common Shares and ESOP Preferred Shares are validly tendered pursuant to the Second Offer if all 15,955,477 Common Shares issuable under the CSX Lockup Option Agreement have then been issued or are then validly issuable. For purposes of the Second Offer, "fully diluted basis" assumes (i) no dilution due to Rights, (ii) the issuance of all of the Incentive Shares,
(iii) the conversion of the ESOP Preferred Shares into Common Shares, (iv) that no Shares were issued or acquired by the Company after December 5, 1996 (other than Common Shares issued pursuant to clauses (ii) and (iii) above) and no options, warrants, rights or other securities convertible into or exercisable or exchangeable for Shares were issued or granted after November 27, 1996, and (v) as of the date of purchase the Company has no other obligations to issue Shares or other securities convertible into or exercisable for Shares.

   THE SUBCHAPTER F CONDITION. CONSUMMATION OF THE SECOND OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUBCHAPTER F OF CHAPTER 25 OF THE PBCL HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE SECOND OFFER AND THE PROPOSED MERGER (THE "SUBCHAPTER F CONDITION").

   The Proposed Merger, including the timing and details thereof, is subject to, among other things, the provisions of the PBCL, including Subchapter F of Chapter 25 thereof ("Subchapter F"). In general, Subchapter F purports to prohibit a Pennsylvania corporation such as the Company from engaging in a "Business Combination" (defined to include a variety of transactions including mergers) with an "Interested Shareholder" (defined generally as a person owning shares entitled to cast at least 20% of the voting power of a corporation) for a period of five years following the date such person became an Interested Shareholder, unless, among other exceptions described in
Section 15, (i) before such person became an Interested Shareholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Shareholder became an Interested Shareholder, or (ii) the Business Combination is approved by a majority of the corporation's voting shares, other than shares held by the Interested Shareholder, no earlier than three months after the Interested Shareholder became, and provided that at the time of such vote the Interested Shareholder is, the beneficial owner of shares entitled to cast at least 80% of votes of the corporation, and the Business Combination satisfies certain fair price criteria.

   The Subchapter F Condition would be satisfied if, prior to the purchase of Shares pursuant to the Second Offer, (i) the Company Board approves either the Proposed Merger or the purchase of Shares pursuant to the Second Offer, or (ii) Purchaser, in its sole discretion, were satisfied that Subchapter F was invalid or otherwise inapplicable to the Proposed Merger for any reason, including, without limitation, those specified in Subchapter F. See Section 15.

   Purchaser believes that, under applicable law and under the circumstances of the Second Offer including the Company Board's approval of the CSX Merger Agreement, the Company Board is obligated by its fiduciary responsibilities to approve the Second Offer and the Proposed Merger for purposes of Subchapter F and that its failure to do so would be a violation of law. Purchaser is hereby requesting that the Company Board adopt a resolution approving the Second Offer and the Proposed Merger for purposes of Subchapter F as promptly as it may do so without violating its obligations under the CSX Merger Agreement. In the Pennsylvania Litigation, Purchaser is seeking, among other things, an order requiring the Company Board to approve the Second Offer and the Proposed Merger and thereby render Subchapter F inapplicable. See Section 15.

   THE RIGHTS CONDITION. CONSUMMATION OF THE SECOND OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY BOARD OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE SECOND OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION").

   The following is based upon the Form 8-K, dated July 31, 1989, filed by Consolidated Rail Corporation ("CRC"), which is the Company's current operating subsidiary and which prior to the Company's adoption of a holding company structure on February 17, 1993 operated on a stand alone basis (the "July 1989 Form 8-K"), the Company's Form 8-B, dated as of September 25, 1995, and other information filed with the Securities and Exchange Commission (the "SEC").

   On July 19, 1989, the Board of Directors of CRC declared a dividend distribution of one Right for each share of common stock of CRC and executed the Rights Agreement. Upon adoption by the Company of a holding company structure on February 17, 1993, CRC assigned all of CRC's title and interest under the Rights Agreement to the Company. On October 2, 1995, one Right was distributed with respect to each outstanding ESOP Preferred Share. Under the Rights Agreement, each Right entitles the holder to purchase one Common Share at an exercise price of $205.00, subject to adjustment.

   Under the Rights Agreement, until the close of business on the Distribution Date (which, as modified by the Company Board on November 4, 1996 under pressure from Parent, is defined as the tenth business day after the acquisition by a person or group of affiliated or associated persons (the "Acquiring Person") of beneficial ownership of 10% or more of the outstanding Shares), the Rights will be evidenced by the certificates evidencing Shares (the "Share Certificates") and will be transferred with and only with Share Certificates. As soon as practicable after the Distribution Date, certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on September 20, 2005 unless earlier redeemed by the Company as described below.

   At any time prior to the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). Immediately upon the action of the Company Board ordering redemption of the Rights, the Rights will terminate, and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price.

   Pursuant to the CSX Merger Agreement, the Company amended the Rights Agreement to render the Rights Agreement inapplicable to the CSX Offers, the Proposed CSX Merger and the other transactions contemplated by the CSX Merger Agreement and the CSX Lockup Option Agreement and to ensure, among other things, that CSX is not deemed to be an Acquiring Person and that a Distribution Date does not occur by reason of such agreements or transactions. The Company also agreed in the CSX Merger Agreement that it may not further amend the Rights Agreement or otherwise take action thereunder without the prior consent of CSX in its sole discretion.

   Based on publicly available information, Purchaser believes that, as of the date of this Offer to Purchase, the Rights were not exercisable, Rights Certificates had not been issued and the Rights were evidenced by the Share Certificates.

   Purchaser believes that, under applicable law and under the circumstances of the Second Offer, including the Company Board's approval of the CSX Merger Agreement and the transactions contemplated thereby, the Company Board is obligated by its fiduciary responsibilities not to redeem the Rights or render the Rights Agreement inapplicable to any offer by CSX without, at the same time, taking the same action as to Parent, the Second Offer and the Proposed Merger, and that the Company Board's failure to do so would be a violation of law. In the Pennsylvania Litigation, Purchaser is seeking, among other things, to enjoin the Company Board from taking any such action or to invalidate the provision of the Rights Agreement that was added in September 1995 and which limits the power of the Company Board to redeem the Rights without the approval of a majority of the members of the Company Board who were members as of September 1995 or their nominated successors. See Section 15.

   CSX TERMINATION CONDITION. CONSUMMATION OF THE SECOND OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE CSX MERGER AGREEMENT HAS BEEN TERMINATED IN ACCORDANCE WITH ITS TERMS OR OTHERWISE (THE "CSX TERMINATION CONDITION").

   Purchaser does not intend to consummate the Second Offer if at the time of such consummation the Company is obligated to consummate the Proposed CSX Merger. If Company shareholders vote to approve the Proposed CSX Merger and the CSX Merger Agreement remains in effect, Purchaser will determine what action to take, which might include withdrawal of the Second Offer. In the event that the CSX Merger Agreement has not been terminated and the Company is believed by Purchaser to be taking steps to seek shareholder approval of the CSX Merger Agreement, Parent and Purchaser intend to solicit proxies in opposition to the Proposed CSX Merger.

   Certain other conditions to consummation of the Second Offer are described in Section 14. Purchaser expressly reserves the right in its sole discretion to waive any one or more of the conditions to the Second Offer. See Section 14.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE SECOND OFFER.

   1. TERMS OF THE SECOND OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Second Offer (including, if the Second Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares which are validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, March 12, 1997, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Second Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Second Offer, as so extended by Purchaser, shall expire.

   The Second Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the Subchapter F Condition, the Rights Condition and the CSX Termination Condition. If any or all of such conditions are not satisfied or if any or all of the other events set forth in Section 14 shall have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered in the Second Offer and terminate the Second Offer, and return all tendered Shares to the tendering shareholders, (ii) waive or reduce the Minimum Condition or waive or amend any or all other conditions to the Second Offer to the extent permitted by applicable law, and, subject to complying with applicable rules and regulations of the SEC, purchase all Shares validly tendered, or (iii) extend the Second Offer and the Expiration Date and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Second Offer is extended.

   Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Second Offer is open, including the occurrence of any of the events specified in Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Second Offer, subject to the rights of a tendering shareholder to withdraw its Shares in accordance with the procedures set forth in Section 4.

   Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in Section 15 (other than approval by the STB of the acquisition of control of the Company by Parent) or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Second Offer and not accept for payment any Shares if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any of the events specified in Section 14 and (iii) to waive any condition or otherwise amend the Second Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

   Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Second Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Second Offer is open.

   Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

   If Purchaser makes a material change in the terms of the Second Offer or the information concerning the Second Offer, or if it waives a material condition of the Second Offer, Purchaser will disseminate additional tender offer materials and extend the Second Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Second Offer must remain open following material changes in the terms of the Second Offer or information concerning the Second Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information. In the SEC's view, an offer generally should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is required to allow for adequate dissemination to shareholders and investor response. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Second Offer, and if the Second Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Second Offer will be extended at least until the expiration of such 10 business day period.

   As of the date of this Offer to Purchase, the Rights are evidenced by the Share Certificates and do not trade separately. Accordingly, by tendering a Share Certificate, a shareholder is automatically tendering the associated Rights. If, however, pursuant to the Rights Agreement or for any other reason, the Rights detach and separate Rights Certificates are issued, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

   A request is being made to the Company for the use of the Company's shareholder list and security position listing for the purpose of disseminating the Second Offer to shareholders. Upon compliance by the Company with such request, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and Rights and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list, and list of holders of Rights, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares or Rights. A request is also being made to the ESOP Trustee to transmit this Offer to Purchase and any required election materials to participants in the ESOP who are beneficial owners of any Shares owned of record by the ESOP Trustee.

   2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Second Offer (including, if the Second Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 14. Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or, subject to applicable rules of the SEC, payment for, Shares in order to comply in whole or in part with any applicable law. In all cases, payment for Shares purchased pursuant to the Second Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates and Rights Certificates, if the Rights are at such time separately traded, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares (and Rights, if applicable), if such procedure is available, into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

   The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such

Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares (and Rights, if applicable) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

   For purposes of the Second Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares (including the associated Rights) validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment. Payment for Shares (including the associated Rights) accepted pursuant to the Second Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering shareholders. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser, regardless of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Second Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

   If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Second Offer or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Second Offer.

   If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Second Offer, Purchaser will pay such increased consideration for all such Shares purchased pursuant to the Second Offer, whether or not such Shares were tendered prior to such increase in consideration.

   Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to Parent or one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Second Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Second Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Second Offer.

   3. PROCEDURES FOR TENDERING SHARES.

   Valid Tender of Shares. In order for Shares to be validly tendered pursuant to the Second Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (in the case of any book-entry transfer) and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at one of such addresses or Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

   THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE SOLE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Second Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in either of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering shareholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   Signature Guarantee. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each, an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Second Offer and such shareholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all the following conditions are satisfied:

       (i) the tender is made by or through an Eligible Institution;

      (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

     (iii) in the case of a guarantee of Shares, the Share Certificates for all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery.

   Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   Notwithstanding any other provision hereof, payment for Shares purchased pursuant to the Second Offer will, in all cases, be made only after timely receipt by the Depositary of (i) the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, if available, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal.

   Distribution of Rights. Holders of Shares will be required to tender one Right for each Share tendered to effect a valid tender of such Share. Unless and until the Distribution Date of the Rights occurs, the Rights are represented by and transferred with the Shares. Accordingly, if the Distribution Date does not occur prior to the Expiration Date of the Second Offer, a tender of Shares will constitute a tender of the associated Rights. If a Distribution Date has occurred, certificates representing a number of Rights equal to the number of Shares being tendered must be delivered to the Depositary in order for such Shares to be validly tendered. If a Distribution Date has occurred, a tender of Shares without Rights constitutes an agreement by the tendering shareholder to deliver certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Second Offer to the Depositary within three NYSE trading days after the date such certificates are distributed. Purchaser reserves the right to require that it receive such certificates prior to accepting Shares for payment. Payment for Shares tendered and purchased pursuant to the Second Offer will be made only after timely receipt by the Depositary of, among other things, such certificates, if such Rights certificates have been distributed to holders of Shares. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Second Offer.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Second Offer or any defect or irregularity in any tender with respect to Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

   Purchaser's interpretation of the terms and conditions of the Second Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Parent, Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

   Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares (including the associated Rights) tendered by such shareholder and accepted for payment by Purchaser (and any and all noncash dividends, distributions, rights, other Shares, or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares or Rights. This appointment will be effective if, when, and only to the extent that, Purchaser accepts such Shares for payment pursuant to the Second Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares, Rights and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered (subject to the terms of Voting Trust Agreement for so long as it shall be in effect with respect to the Shares or Rights) to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of Company shareholders, by written consent or otherwise, and Purchaser reserves the right to require that, in order for Shares or other securities to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser (including through the Voting Trust) must be able to exercise full voting rights with respect to such Shares.

   TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE FOR SHARES PURCHASED PURSUANT TO THE SECOND OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT

SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

   ESOP Preferred Shares. According to documents filed by the Company with the SEC, all outstanding ESOP Preferred Shares are owned of record by the ESOP Trustee and, accordingly, only the ESOP Trustee can effect a valid tender of such shares. The ESOP Trustee is required to request instructions from each participant in the ESOP as to whether ESOP Preferred Shares and Common Shares, if any, allocated to such participant's account should be tendered pursuant to the Second Offer, and to tender such shares in accordance with such instructions. Pursuant to the organizational documents of the ESOP, the ESOP Trustee may not tender allocated ESOP Preferred Shares and Common Shares, if any, as to which no instructions are received. Unallocated shares are required to be tendered or not tendered in the same proportion as allocated shares for which instructions from participants are received.

   Purchaser's acceptance for payment of Shares tendered pursuant to the Second Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Second Offer.

   4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Second Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Second Offer, may also be withdrawn at any time after April 12, 1997.

   If Purchaser extends the Second Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Second Offer for any reason, then, without prejudice to Purchaser's rights under the Second Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Second Offer to the extent required by law.

   For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Second Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Second Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following the procedures described in Section 3.

   5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The receipt of cash pursuant to the Second Offer or the Proposed Merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local, foreign and other tax laws. Generally, for federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the shareholder pursuant to the Second Offer or Proposed Merger and the aggregate tax basis in the Shares tendered by the shareholder and purchased by Purchaser pursuant to the Second Offer or converted into cash in the Proposed Merger, as the case may be. Gain or loss will be computed separately for each block of Shares (i.e., Shares acquired at the same time and price) tendered and purchased pursuant to the Second Offer or converted in the Proposed Merger, as the case may be.

   If Shares are held by a shareholder as capital assets, gain or loss recognized by the shareholder will be capital gain or loss, which will be long-term capital gain or loss if such shareholder's holding period for the Shares exceeds one year. Under present law, long-term capital gains recognized by an individual shareholder generally will be taxed at up to a maximum federal marginal tax rate of 28%, and long-term capital gains recognized by a corporate shareholder will be taxed at up to a maximum federal marginal tax rate of 35%.

   THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR OTHER TAX CONSEQUENCES) OF THE SECOND OFFER AND THE PROPOSED MERGER.

   6. PRICE RANGE OF SHARES; DIVIDENDS. According to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Company Form 10-K"), the Common Shares are listed and principally traded on the NYSE and are also listed and traded on the Philadelphia Stock Exchange. The Common Shares are quoted under the symbol "CRR". The following table sets forth, for the quarters indicated, the high and low sales prices per Common Share on the NYSE and the amount of cash dividends paid per Common Share, as reported in the Company Form 10-K for periods in 1995, and as reported by published financial sources with respect to periods in 1996 and 1997:


                                                                   CASH
                                             HIGH       LOW     DIVIDENDS
                                           --------  --------  -----------
YEAR ENDED DECEMBER 31, 1995:
 First Quarter ...........................   57 5/8   50 1/2       .375
 Second Quarter ..........................   56 1/4   51 1/8       .375
 Third Quarter ...........................   70 1/4   55 1/8       .425
 Fourth Quarter ..........................   74 3/8   65 1/2       .425

YEAR ENDING DECEMBER 31, 1996:
 First Quarter ...........................   77 1/4   67 5/8       .425
 Second Quarter ..........................   73 1/4   66 1/4       .425
 Third Quarter ...........................   74 5/8   63 3/4       .475
 Fourth Quarter ..........................  100 7/8   68 1/2       .475

YEAR ENDING DECEMBER 31, 1997:
 First Quarter (through February 11,
  1997) ..................................  107 3/4   98 1/2       N.A.

   On February 11, 1997, the last full trading day prior to the commencement of the Second Offer, the reported closing sales price of the Common Shares on the NYSE Composite Tape was $106 1/8 per Common Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON SHARES.

   All of the outstanding ESOP Preferred Shares are held of record by the ESOP Trustee. There is no trading market for the ESOP Preferred Shares. Since issuance of the ESOP Preferred Shares, the

Company has declared quarterly cash dividends on the ESOP Preferred Shares of $.54125 per Share. Each ESOP Preferred Share is convertible under certain circumstances into one Common Share.

   7. EFFECT OF THE SECOND OFFER ON THE MARKET FOR THE COMMON SHARES; EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS. The purchase of Common Shares pursuant to the Second Offer will reduce the number of Common Shares that might otherwise trade publicly and could reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public. Following consummation of the Second Offer, a large percentage of the outstanding Common Shares will be owned by Purchaser.

   According to the NYSE's published guidelines, the NYSE would consider delisting the Common Shares if, among other things, the number of record holders of at least 100 Common Shares should fall below 1,200, the number of publicly held Common Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more (the "NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Common Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of Common Shares pursuant to the Second Offer or otherwise, the Common Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Common Shares is discontinued, the market for the Common Shares could be adversely affected.

   If the NYSE were to delist the Common Shares, it is possible that the Common Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Shares or whether it would cause future market prices to be higher or lower than the Offer Price. The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Common Shares. The termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Common Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

   If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be eligible for NASDAQ reporting.

   8. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon the Company Form 10-K and other publicly available documents and records on file with the SEC and other public sources. Neither Parent, Purchaser, the Dealer Managers nor the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Dealer Managers or the Information Agent.

   According to information filed by the Company with the SEC, the Company is a Pennsylvania corporation whose principal executive offices are located at 2001 Market Street, Two Commerce Square,

Philadelphia, Pennsylvania 19101. Through its wholly owned subsidiary, CRC, a Pennsylvania corporation, the Company provides freight transportation services within the northeast and midwest United States. The Company interchanges freight with other United States and Canadian railroads for transport to destinations within and outside the Company's service region. As of December 31, 1995, CRC (excluding its subsidiaries) maintained 17,715 miles of track on its 10,701 mile route system. Of total route miles, 8,860 are owned, 100 are leased or operated under contract and 1,741 are operated under trackage rights, including approximately 300 miles operated pursuant to an easement over Amtrak's Northeast Corridor. Also as of December 31, 1995, the Company had (owned or subject to capital lease) 2,023 locomotives and 51,404 freight cars (including 21,948 subject to operating leases), excluding locomotives and freight cars held by subsidiaries other than CRC, which have an immaterial number of locomotives and freight cars. The Company operates no significant line of business other than the freight railroad business and does not provide common carrier passenger or commuter train service.

   According to information filed by the Company with the SEC, the Company serves a heavily industrial region that is marked by dense population centers which constitute a substantial market for consumer durable and non-durable goods, and a market for raw materials used in manufacturing and by electric utilities.

   Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company Form 10-K, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 (the "Company Form 10-Q") and other documents filed by the Company with the SEC. More comprehensive financial information is included in the Company Form 10-K, the Company Form 10-Q and such other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to the Company Form 10-K, the Company Form 10-Q and such other documents, including the financial statements and related notes contained therein. The Company Form 10-K, the Company Form 10-Q and such other documents may be examined at and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth below.

                                 CONRAIL INC.
                 SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)

                                             NINE MONTHS ENDED
                                              ENDED SEPTEMBER
                                                    30,            YEAR ENDED DECEMBER 31,
                                            ------------------  ----------------------------
                                               1996      1995      1995      1994      1993
                                            --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
Revenues ..................................   $2,771    $2,735    $3,686    $3,733    $3,453
Operating expenses ........................    2,413     2,233     3,230     3,127     2,862
Operating income ..........................      358       502       456       606       591
Net income to common shareholders  ........      195       294       264       324       160
INCOME PER COMMON SHARE INFORMATION:
Net earnings per Common Share before the
 cumulative effect of changes in
 accounting principles
 Primary ..................................   $ 2.39    $ 3.61    $ 3.19    $ 3.90    $ 2.74
 Fully diluted ............................     2.21      3.28      2.94      3.56      2.51
Net per Common Share cumulative effect of
 changes in accounting principles (1)
 Primary ..................................       --        --        --        --      (.92)
 Fully diluted ............................       --        --        --        --      (.81)
Net earnings per Common Share
 Primary ..................................     2.39      3.61      3.19      3.90      1.82
 Fully diluted ............................     2.21      3.28      2.94      3.56      1.70

                                              AT SEPTEMBER 30,         AT DECEMBER 31,
                                            ------------------  ----------------------------
                                               1996      1995      1995      1994      1993
                                            --------  --------  --------  --------  --------
BALANCE SHEET DATA:
Current assets ............................   $1,199    $1,187    $1,206    $1,125    $1,062
Property and equipment (net) ..............    6,495     6,680     6,408     6,498     6,313
Total assets ..............................    8,387     8,683     8,424     8,322     7,948
Current liabilities .......................    1,250     1,238     1,170     1,201     1,075
Long-term debt, excluding current portion      1,891     2,037     1,911     1,940     1,959
Total shareholders' equity ................    2,938     3,080     2,977     2,925     2,784

------------

   (1) Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS 109, "Accounting for Income Taxes."

   On January 22, 1997, the Company issued an earnings press release in which it reported the following results for the fiscal year ended December 31, 1996 as compared to the comparable period for 1995: revenues, $3,714 million versus $3,686 million; income from operations, $601 million versus $456 million; net income, $342 million versus $264 million; net income per Common Share, $4.25 (primary) and $3.89 (fully diluted) versus $3.19 (primary) and $2.94 (fully diluted).

   The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the SEC: Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   Certain Operating Relationships. Various subsidiaries of each of Parent, on the one hand, and the Company, on the other hand, have operating relationships with each other. The principal interchange points between railroads of Parent and the Company are located at Hagerstown, Maryland, Buffalo, New York, and Cincinnati, Cleveland and Toledo, Ohio. In 1993, 1994 and 1995, the percentage of total loads handled by Parent and interchanged to or from the Company was 6.6%, 6.2% and 6.3%, respectively. In connection with interchanges, either or both railroads of Parent and the Company may be the party billing the shipper of such interchange freight, and in cases where one of the parties bills for the entire shipment, such party periodically will remit to the other party the net amount of the proceeds due to such other carrier in accordance with standard industry practice. In addition, Parent and the Company, together with other railroads, cooperate in terminal switching operations at certain major locations and also have proprietary interests in various terminal companies in their service territories.

   In addition to the foregoing, the railroads of Parent and the Company are parties to various trackage rights and haulage agreements. Haulage involves movement by the owning railroad, with its crews, of traffic in the account of the using railroad to and from points on the owning railroad. Under trackage rights agreements the using railroad operates its own trains with its employees carrying traffic in its account over the lines of the owning railroad. Among the various cooperative arrangements between Parent and the Company are: (i) Parent trackage rights on the Company's line between Cincinnati and Columbus, Ohio, (ii) haulage by Parent of the Company's automotive traffic from Bloomington, Illinois, to Lafayette, Indiana, and haulage by Parent of certain other Company traffic between Peoria, Illinois and Lafayette, Indiana, and (iii) Parent trackage rights on the Company's line at Cincinnati, Ohio. In addition to the foregoing, Parent and the Company (together with Union Pacific Railroad) operate a fleet of intermodal containers that are free to move over the lines of each participant.

   Between 1993 and 1995, Parent purchased from the Company, for approximately $11 million, approximately 120 miles of the Company's Fort Wayne line extending from Gary to Fort Wayne, Indiana. At various times during this period, Parent operated over the Company's lines under trackage rights agreements. Currently, the Company continues to serve several customers in the Fort Wayne area using trackage rights over former Company lines now owned by Parent.

   Triple Crown Services Company. On April 1, 1993, Parent and the Company formed Triple Crown Services Company ("TCS"), a Delaware partnership, to provide intermodal services previously operated by a wholly owned subsidiary of Parent. The Company paid Parent $15 million for a one-half interest in TCS. Since 1993 both Parent and the Company have made additional capital contributions to TCS and guaranteed financing of TCS equipment purchases. TCS provides intermodal services throughout the eastern United States. Intermodal services involve the movement of traffic both over the highway and on rail lines. Major TCS initiatives, policies, budgets, and other matters are subject to approval by a Management Committee consisting of equal numbers of Parent and Company senior officers. The TCS Management Committee establishes overall strategy for TCS. Relationships among TCS, Parent and the Company are governed by numerous bilateral and trilateral written agreements. TCS's revenues after April 1, 1993 were $101.7 million; for 1994 and 1995, they were $148.2 million and $143.0 million, respectively.

   Doublestack Clearances. In connection with the creation of the TCS partnership, Parent and the Company agreed to cooperate to eliminate doublestack clearance impediments between New Jersey on the Company's lines and Atlanta, Georgia, on lines of Parent's railroads. Doublestacking of intermodal containers permits one container to be placed on top of another container for movement in specialized railcars. However, because the height of doublestacked containers often is greater than that of a standard railcar, certain structures over rail lines, such as tunnels, overpasses and bridges, must be modified to permit doublestack service to be operated. Elimination of such clearance restrictions is costly. Parent's cost for clearance work between its connections with the Company at Hagerstown, Maryland, and Atlanta, Georgia, was approximately $4 million.

   9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.

   Purchaser. Purchaser is a Pennsylvania corporation organized in October 1996 in connection with the Offers and the Proposed Merger and has not carried on any activities other than in connection with the Offers and the Proposed Merger. The principal offices of Purchaser are located at Three Commercial Place, Norfolk, Virginia 23510. The Purchaser is a wholly owned subsidiary of Parent. Other than the 8,200,000 Shares acquired in the First Offer, all of which are held in the Voting Trust, Purchaser does not have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offers and the Proposed Merger. Because Purchaser has no operating assets and minimal capitalization, no meaningful financial information regarding Purchaser is available.

   Parent. Parent is a Virginia corporation with its principal executive offices located at Three Commercial Place, Norfolk, Virginia 23510. Parent is a holding company that owns all the common stock of and controls a major freight railroad, Norfolk Southern Railway Company; a motor carrier, North American Van Lines, Inc. ("North American"); and a natural resources company, Pocahontas Land Corporation ("Pocahontas Land"). The railroad system's lines extend over more than 14,300 miles of road in 20 states, primarily in the Southeast and Midwest, and the Province of Ontario, Canada. North American provides household moving and specialized freight handling services in the United States and Canada, and offers certain motor carrier services worldwide. Pocahontas Land manages approximately 900,000 acres of coal, natural gas and timber resources in Alabama, Illinois, Kentucky, Tennessee, Virginia and West Virginia.

   Parent is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal holders of Parent's securities, any material interests of such persons in transactions with Parent and other matters is required to be disclosed in proxy statements distributed to Parent's shareholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection and copies may be obtained in the same manner as set forth for the Company in Section 8. Parent's common stock is listed on the NYSE, and reports, proxy statements and other information concerning Parent should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   Set forth below is certain selected historical consolidated financial information relating to Parent and its subsidiaries which has been excerpted or derived from audited financial statements presented in Parent's 1995 Annual Report to Shareholders and from Parent's unaudited consolidated financial statements contained in Parent's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996. More comprehensive financial information is included in such reports and other documents filed by Parent with the SEC. The financial information summary set forth below is qualified in its entirety by reference to such reports and other documents which have been filed with the SEC, including the financial information and related notes contained therein, which are incorporated herein by reference. Such reports and other documents may be inspected at and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth above.

                         NORFOLK SOUTHERN CORPORATION
                     SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                           ----------------------  ----------------------------------
                                               1996        1995        1995        1994        1993
                                           ----------  ----------  ----------  ----------  ----------
                                                 (UNAUDITED)
INCOME STATEMENT DATA:
Operating revenues .......................  $ 3,590.1   $ 3,512.8   $ 4,668.0   $ 4,581.3   $ 4,460.1
Operating expenses .......................    2,702.9     2,681.5     3,581.7     3,515.9     3,599.7
Operating income .........................      887.2       831.3     1,086.3     1,065.4       860.4
Net income to common shareholders  .......      569.9       535.8       712.7       667.8       772.0
PER SHARE INFORMATION:
Net earnings per common share before the
 cumulative effect of changes in
 accounting principles ...................       4.49        4.07        5.44        4.90        3.94
Net per common share cumulative effect of
 changes in accounting principles for:
 Income taxes ............................         --          --          --          --        3.34
 Postretirement benefits other than
  pensions; and postemployment  benefits           --          --          --          --       (1.74)
NET EARNINGS PER COMMON SHARE ............       4.49        4.07        5.44        4.90        5.54


                                               AT SEPTEMBER 30,              AT DECEMBER 31,
                                           ----------------------  ----------------------------------
                                               1996        1995        1995        1994        1993
                                           ----------  ----------  ----------  ----------  ----------
                                                 (UNAUDITED)
BALANCE SHEET DATA:
Current assets ...........................  $ 1,456.6   $ 1,340.3   $ 1,342.8   $ 1,337.5   $ 1,563.5
Property, less accumulated depreciation  .    9,460.2     9,233.1     9,258.8     8,987.1     8,730.7
Total assets .............................   11,261.5    10,872.9    10,904.8    10,587.8    10,519.8
Current liabilities ......................    1,208.4     1,180.9     1,205.8     1,131.8     1,197.9
Long-term debt, excluding current portion     1,811.2     1,588.3     1,553.3     1,547.8     1,481.5
Total shareholders' equity ...............    4,854.6     4,808.1     4,829.0     4,684.8     4,620.7

   On January 29, 1997, Parent issued an earnings press release in which it reported the following results for its fiscal year ended December 31, 1996 as compared to the comparable period for 1995: revenues, $4,770 million versus $4,668 million; income from operations, $1,197.0 million versus $1,086.3 million; net income, $770.4 million versus $712.7 million; and net income per common share, $6.09 versus $5.44.

   Parent has identified a number of synergies related to the Proposed Merger which its management believes can be achieved that will yield aggregate annual contribution to operating income by the year 2000 (in year 2000 dollars) of approximately $660 million, consisting of approximately $515 million of operating savings and $145 million of additional operating income from revenue enhancements. The operating savings are expected to result from reduced general and administrative expenses ($170 million), improved equipment utilization and improved equipment maintenance ($107 million) and improved use of rail yards and routes coupled with maintenance of way efficiencies ($77 million), and from more efficient transportation operations ($161 million). The net new business revenues totalling $525 million which will yield the $145 million of incremental operating income are expected to be comprised of increased revenues generated by improved single line service ($215 million), revenues generated by new coal traffic ($134 million) and revenues generated by diverting truck traffic from highways ($316 million, of which $126 million is expected to come from highway to carload growth and the balance from conventional intermodal growth), decreased by $140 million of lost revenue due to enhanced competition. Partially based on such synergies, Parent projects that the impact of the Offers and the Proposed Merger on its earnings per share will be modestly dilutive in the first year, modestly accretive in the second year and significantly accretive thereafter, and that on a pro forma basis for fiscal year 1998 it will have revenues of $9.4 billion, EBITDA of $3.5 billion, an EBITDA to interest coverage of 3.2 to 1 and a total debt to total capitalization ratio of 69%.

   The foregoing estimates of cost savings, synergies, projected earnings per share and pro forma financial information are "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Parent and Purchaser, including: (a) future economic conditions in the markets in which Parent and the Company operate;
(b) financial market conditions; (c) inflation rates; (d) changing competition; (e) changes in the economic regulatory climate in the United States railroad industry; (f) the ability to eliminate duplicative administrative functions; and (g) adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters. There can be no assurance that the estimated savings, revenue increases, synergies, projected earnings per share and pro forma financial information will be achieved and actual savings, revenue increases, synergies, projected earnings per share and pro forma financial information may vary materially from those estimated. The inclusion of such estimates herein should not be regarded as an indication that Parent, Purchaser or any other party considers such estimates an accurate prediction of future events.

   The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Purchaser and Parent are set forth in Schedule I hereto.

   On October 18, 1996, Atlantic Investment Company, a wholly owned subsidiary of Parent ("Atlantic"), purchased in a market transaction 100 Common Shares at a price of $86.00 per Share. On October 23, 1996 Atlantic transferred beneficial ownership of such shares to Purchaser, which Purchaser subsequently transferred back to Atlantic on February 4, 1997. In addition, L.I. Prillaman, the Executive Vice President-Marketing of Parent, owns 20 Common Shares, and Kathryn B. McQuade, Vice President-Internal Audit of Parent, owns 50 Common Shares. Further, the spouse of E.B. Leisenring, Jr., a director of Parent, is (i) the sole beneficiary of three trusts, the trustee of which is Mellon Bank, that hold 5,869 Common Shares and (ii) a one-fourth beneficiary of a trust (the "CSB Trust"), the trustee of which is CoreStates Bank, that holds 1,500 Common Shares. On October 18, 1996, the CSB Trust sold 500 Common Shares at $85.625 per Share. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

   Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

   Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets. See Introduction and Section 11.

   10. SOURCE AND AMOUNT OF FUNDS. Purchaser estimates that the total amount of funds required to purchase Shares pursuant to the Offers and the Proposed Merger, to pay all related costs and expenses, to refinance Parent's and the Company's existing debt and for working capital purposes will be approximately $13 billion (of which approximately $1.0 billion was expended in connection with the First Offer). See also Section 16.

   Purchaser plans to obtain the necessary funds through capital contributions, loans or advances made, directly or indirectly, by Parent. Parent plans to obtain the funds for such capital contributions or advances from its available cash and working capital, and either through the issuance of long-term or short-term debt securities (including, without limitation, commercial paper notes) or under the Credit Facility, as defined and described below.

   Parent's commercial paper program involves the private placement of unsecured, commercial paper notes with varying maturities of up to 270 days. The commercial paper issuances generally have an effective interest rate approximating the then market rate of interest for commercial paper of similar rating. Currently the weighted average interest rate for commercial paper outstanding is approximately 5.4%. Parent may refinance any commercial paper borrowings used to finance the purchase of Shares pursuant to the Offers through private placements of additional commercial paper, borrowings under the Credit Facility or, depending on market or business conditions and subject to certain restrictions on the incurrence of indebtedness set forth in the Credit Agreement (as defined below), through such other financing as Parent may deem appropriate.

   To finance payment of the Offers, Parent issued and sold $1.0 billion in commercial paper, supported by the Credit Agreement.

   As of February 10, 1997, Parent entered into a Credit Agreement (the "Credit Agreement") with Morgan Guaranty Trust Company of New York, as administrative agent (the "Administrative Agent"), Merrill Lynch Capital Corporation, as documentation agent (in such capacity and together with the Administrative Agent, the "Arrangers"), and certain financial institutions (the "Lenders"), under which the Lenders agreed to provide Parent with a senior credit facility (the "Credit Facility") providing an aggregate principal amount not to exceed $13 billion in loans to finance the Offers and the Proposed Merger, to pay related fees and expenses, to refinance Parent's and the Company's existing debt and for working capital purposes.

   The Lenders' obligations to make loans to Parent to fund the purchase price of Shares purchased in the Second Offer are subject to the following conditions, among others: (i) all conditions to the Second Offer having have been satisfied without waiver or amendment (unless consented to by Lenders holding at least 51% of the exposures under the Credit Facility), (ii) receipt of all material governmental and third party approvals (excluding STB approval) necessary in connection with the consummation of the Second Offer having been obtained and being in full force and effect, and (iii) the absence of material adverse change in the consolidated financial condition, operations, assets, business or prospects of Parent and its consolidated subsidiaries, taken as a whole.

   On and after the Acquisition Date, certain "Significant Subsidiaries" (as such term is defined in the Credit Agreement, which in any event includes Purchaser) of Parent will provide an unconditional guarantee of all amounts payable by Parent under the Credit Agreement and the Credit Facility (the "Subsidiary Guarantee"). As security for Parent's obligations under the Credit Facility, Parent will, on the Acquisition Date and as a condition to borrowing of loans under the Credit Agreement to fund the purchase of Shares in the Second Offer, enter into a pledge agreement pursuant to which it will grant a security interest to the Administrative Agent (for the benefit of the Lenders) in and pledge over to the Administrative Agent (for the benefit of the Lenders) (i) all of the stock held by Parent in the Significant Subsidiaries, (ii) all debt owing by the Significant Subsidiaries to Parent and (iii) Parent's interest in the Voting Trust, unless Parent's senior unsecured long-term debt is rated BBB-or higher by Standard & Poor's
Corporation and Baa3 or higher by Moody's Investors Services, Inc. (after giving effect to the Second Offer and the Proposed Merger) (the "Minimum Rating"), in which event no such pledge agreement is required. In addition, as security for its respective obligations under the Subsidiary Guarantee, each Significant Subsidiary will, on the Acquisition Date and as a condition to Parent's borrowing of loans under the Credit Agreement to fund the purchase of Shares in the Second Offer, enter into a subsidiary pledge agreement pursuant to which it will grant a security interest to the Administrative Agent (for the benefit of the Lenders) in and pledge over to the Administrative Agent (for the benefit of the Lenders) (i) all stock which it owns of each other Significant Subsidiary, (ii) all debt owed to it by each other Significant Subsidiary and (iii) such Significant Subsidiary's interest in the Voting
Trust, unless the Minimum Rating has been attained, in which event no such pledge agreement is required. Such pledge agreements will, in any event, be terminated once the Minimum Rating is obtained.

   The Credit Facility consists of four facilities. Three of these facilities are term loan facilities. One term loan has a principal amount of $3.5 billion, $1 billion of which will be repayable on the first anniversary of the Acquisition Date and the remainder of which will be repayable on the date (the "Final Term Loan I Maturity Date") which is the earlier of (i) six months from the date on which the STB issues its final order with respect to the acquisition of control of the Company by Parent and (ii) February 10, 2000, the third anniversary of the date of the execution and delivery of the Credit Agreement (the "Closing Date"). The second term loan facility has a principal amount of $3.5 billion repayable 24 months after the Final Term Loan I Maturity Date. The third term loan facility has a principal amount of $3 billion repayable in unequal quarterly installments during the period from and including March 31, 1997 (subject to extension under certain circumstances) through and including June 30, 2003. Each of the term loans will bear interest at a rate per annum equal to, at the option of Parent and Purchaser, any of (i) the Eurodollar rate plus a margin (A) of 0.1% in the case of loans outstanding under the Credit Facility prior to the date on which the Borrower owns at least 51% of the Shares (the "Acquisition Date") and (B) between .875% and .225% depending upon Parent's senior unsecured long-term debt ratings in the case of loans outstanding under the Credit Facility on or after the Acquisition Date, (ii) an adjusted CD rate plus a margin of (A) 0.225% in the case of loans outstanding under the Credit Facility prior to the Acquisition Date and (B) between 0.350% and 1.00% depending upon Parent's senior unsecured long-term debt ratings in the case of loans outstanding under the Credit Facility on or after the Acquisition Date or (iii) the higher of Morgan's prime rate or the federal funds rate plus .50% (the "Base Rate") plus a margin of (A) 0% in the case of loans outstanding prior to the Acquisition Date and (B) 0.25% depending upon Parent's senior unsecured long-term debt ratings in the case of loans outstanding under the Credit Facility on or after the Acquisition Date (such rates together with the applicable margins, the "Variable Rate"). The fourth facility is a revolving credit facility of $3 billion, which will bear interest at the Variable Rate or a money market rate, and will mature five years after the Closing Date. The Credit Facility also provides for a facility fee accruing on the total amount available or outstanding thereunder at a rate which will initially be .25% per annum and may be adjusted depending upon Parent's senior unsecured long-term debt ratings to between
 .125% and .375% per annum. In addition, during all times that both Parent's senior unsecured long-term debt and the loans under the Credit Facility have ratings below investment grade, such loans will bear interest at a rate per annum equal to the rates described above that would otherwise be applicable to such loans plus an additional margin of .125%.

   The Credit Agreement also contains certain financial covenants as well as certain restrictions on, among other things, (i) maturities or amortization of indebtedness prior to six months after the final maturity of the loans under the Credit Facility, (ii) indebtedness of subsidiaries, (iii) liens,
(iv) mergers, consolidations, liquidations, dissolutions and sales of assets,
(v) transactions with affiliates, and (vi) the ability of subsidiaries to pay dividends. The financial covenants require Parent to maintain specified (i) minimum interest coverage ratios, (ii) minimum consolidated net worth, and
(iii) maximum leverage ratios. The covenants also restrict payments, transfers or other distributions from Parent to the Company prior to the later of the consummation of the Proposed Merger or the date on which the approval of the STB shall have been obtained.

   The Credit Agreement contains certain representations and warranties regarding, among other things, corporate existence, power and authority, enforceability of the Credit Agreement and other loan documents, no conflicts, financial information, absence of material adverse change, absence of material litigation, compliance with certain laws and regulations, certain environmental matters, taxes, matters related to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and absence of material misstatements. In addition, the Credit Agreement contains certain covenants regarding, among other things, maintenance of corporate existence, maintenance of the business, maintenance of insurance, payment of taxes, delivery of financial statements and reports, compliance with laws and use of proceeds.

   Events of Default (as defined in the Credit Agreement) include, subject (in certain instances) to customary notice and cure periods, material breaches of representations or warranties, failure to pay principal or interest, breach of covenants, cross default to certain other debt, material judgments, bankruptcy, failures to make payments required to be made under ERISA, the acquisition of a 30% beneficial interest in the common stock of Parent by any person or group of persons (within the meaning of Section 13 or 14 of the Exchange Act) and, commencing after the Acquisition Date, quarterly dividends received by Parent in respect to Company stock being less than $0.40375 per share in any calendar quarter. Upon the occurrence of an Event of Default, the Lenders with a majority of the exposures under the Credit Facility can cause the Administrative Agent to terminate the commitments and declare all outstanding loans immediately due and payable. If a bankruptcy Event of Default occurs, the commitments will terminate automatically and the loans will become due and payable immediately without any action by the Administrative Agent or the Lenders.

   In connection with the Credit Agreement, Parent has agreed to pay the Arrangers and the Lenders certain fees, to reimburse the Arrangers and the Lenders for certain expenses and to provide certain indemnities, as is customary for commitments of the type described herein.

   It is anticipated that the indebtedness incurred by Parent and Purchaser under the Credit Facility will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Proposed Merger, if consummated, funds generated by the Company and its subsidiaries), through additional borrowings, or through a combination of such sources. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

   The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which has been included as an exhibit to the Tender Offer Statement on
Schedule 14D-1, dated February 12, 1997, filed by Parent and Purchaser in connection with the Second Offer.

   11. BACKGROUND OF THE SECOND OFFER; CONTACTS WITH THE COMPANY. For a number of years, certain members of senior management of Parent, including David R. Goode, Chairman, President and Chief Executive Officer of Parent, have spoken numerous times with senior management of the Company, including the Company's former Chairman and Chief Executive Officer, James A. Hagen, and the Company's current Chairman and Chief Executive Officer, David M. LeVan, concerning a possible business combination between Parent and the Company. The Company's management encouraged such discussions prior to Mr. Hagen's retirement as Chief Executive Officer of the Company. The Company discontinued such discussions in September 1994, when the Company announced that Mr. LeVan would succeed Mr. Hagen.

   Prior to 1994, senior management of Parent and the Company discussed, from time to time, opportunities for business cooperation between the companies, and, in some of those discussions, the general concept of a business combination. While the companies determined to proceed with certain business cooperation opportunities, including TCS, no decisions were reached concerning a business combination at that time.

   In March 1994, Mr. Hagen approached Mr. Goode to suggest that, under the current regulatory environment, the Company's management now believed that a business combination between the Company and Parent could be accomplished, and that the companies should commence discussion of such a transaction. Mr. Goode agreed to schedule a meeting between legal counsel for Parent and the Company for the purpose of discussing regulatory issues. Following that meeting, Mr. Goode met with Mr. Hagen to discuss in general terms a combination of the Company and Parent. Thereafter, during the period from April through August 1994, management and senior financial advisors of the respective companies met on numerous occasions to negotiate the terms of a combination of the Company and Parent. The parties entered into a confidentiality agreement on August 17, 1994. During these discussions, Mr. Hagen and other representatives of the Company pressed for a premium price to reflect the acquisition of control over the Company by Parent. Initially, Parent pressed instead for a stock-for-stock merger of equals in which no control premium would be paid to the Company's shareholders. The Company's management insisted on a control premium, however, and ultimately the negotiations turned toward a premium stock-for-stock acquisition of the Company.

   By early September 1994, the negotiations were in an advanced stage. Parent had proposed an exchange ratio of 1-to-1, but the Company's management was still pressing for a higher premium. In a meeting in Philadelphia on September 23, 1994, Mr. Goode increased the proposed exchange ratio to 1.1-to-1, and left the door open to a higher ratio. Mr. Hagen then told Mr. Goode that they could not reach agreement because the Company Board had determined to remain independent and pursue the Company's stand alone policy. The meeting then concluded.

   Following the termination of acquisition negotiations between Parent and the Company in September of 1994, Mr. Goode from time to time had conversations with Mr. LeVan. During virtually all of these conversations, Mr. Goode expressed Parent's strong interest in negotiating an acquisition of the Company. Mr. LeVan responded that the Company wished to remain independent. Nonetheless, Mr. Goode was led to believe that if and when the Company Board determined to pursue a sale of the Company, it would pursue such a transaction through a process in which Parent would have an opportunity to bid.

   At its September 24, 1996 meeting, the Parent Board reviewed its strategic alternatives and determined that Parent should press for an acquisition of the Company. Accordingly, Mr. Goode contacted Mr. LeVan to reiterate Parent's strong interest in acquiring the Company and to request a meeting at which he could present a concrete proposal. Mr. LeVan responded that the Company Board would be holding a strategic planning meeting and that he and Mr. Goode would be in contact after that meeting. Mr. Goode emphasized that he wished to communicate Parent's proposal so that the Company Board would be aware of it during the strategic planning meeting. Mr. LeVan stated that it was unnecessary for Mr. Goode to do so. At this point, the conversation concluded.

   Following September 24, Mr. LeVan did not contact Mr. Goode. Finally, on Friday, October 4, 1996, Mr. Goode telephoned Mr. LeVan. Mr. Goode again reiterated Parent's strong interest in making a proposal to acquire the Company. Mr. LeVan responded that the Company Board would be meeting on October 16, 1996, and that he assumed that he and Mr. Hagen would contact Mr. Goode following that meeting. Mr. Goode again stated that Parent wanted to make a proposal so that the Company Board would be aware of it. Mr. LeVan stated that it was unnecessary to do so.

   On October 15, 1996, the Company and CSX announced that they had entered into the CSX Merger Agreement contemplating the Proposed CSX Transaction. Integral to the Proposed CSX Transaction are covenants substantially increasing Mr. LeVan's compensation and severance benefits and guaranteeing that he will succeed John Snow, the Chairman and Chief Executive Officer of CSX, as the combined company's Chairman and Chief Executive Officer.

   On October 16, 1996, Mr. Goode met in Washington, D.C. with Mr. Snow at Mr. Snow's invitation to discuss the Proposed CSX Transaction and certain regulatory issues it raised. Mr. Snow advised Mr. Goode during that meeting that the Company's counsel and investment bankers had ensured that the Proposed CSX Transaction is "bulletproof," implying that the sale of control of the Company to CSX is now a fait accompli. Mr. Snow added that the Pennsylvania statute, referring to the PBCL, was "great", adding that the Company's directors have almost no fiduciary duties. Parent believes that Mr. Snow's comments were intended to discourage Parent from making a competing offer for control of the Company and to suggest that Parent had no choice but to negotiate with CSX for access to such portions of the Company's rail system as would be necessary to address the regulatory concerns that would be raised by consummation of the Proposed CSX Transaction. After Mr. Snow told Mr. Goode what CSX was willing to offer to Parent in this regard, the meeting concluded.

   On October 22, the Parent's Board of Directors (the "Parent Board") met to review its strategic options in light of announcement of the Proposed CSX Transaction. Because the Parent Board believes that a combination of Parent and the Company would offer compelling benefits to both companies, their shareholders, and their other constituencies, it determined that Parent should make a competing bid for the Company. On October 23, 1996, Parent publicly announced its intention to commence the First Offer, to be followed by the Proposed Merger. On the same day, Mr. Goode sent the following letter to Mr. LeVan:

                                                              October 23, 1996

    Board of Directors
    Conrail Inc.
    2001 Market Street
    Two Commerce Square
    Philadelphia, Pennsylvania 19101

    Attention: David M. LeVan, Chairman

    Dear Members of the Board:

      For a number of years, other members of our senior management and I have spoken numerous times with Mr. LeVan, your current Chairman, and with Mr. Hagen, your former Chairman, and with other senior officers of your company. During many of these conversations, we at Norfolk Southern expressed a desire to join our companies together.

      On two recent occasions, in late September and again on October 4, I contacted Mr. LeVan to reiterate our strong interest in acquiring Conrail and request a meeting at which I could present a concrete proposal. In each case, I emphasized that I wished to communicate our proposal so that the Conrail Board would be aware of it during their next meeting. Also in each case, Mr. LeVan stated that it was unnecessary for me to do so.In view of this background, it came as a disappointment to me when it was announced on October 15 that you had agreed to the proposed acquisition of Conrail by CSX Corporation. We regret that, despite knowing our long-term interest in joining Conrail with Norfolk Southern, your Chairman ignored our long-standing offer to submit a business combination proposal to you.

      Since October 15, we have been analyzing the proposed CSX transaction and have been considering the possibility of making a proposal that would be demonstrably superior to your proposed transaction with CSX. We now have completed that process and are using this letter to communicate our conclusions to you.

      On behalf of Norfolk Southern, I am hereby making the following proposal. Our proposal is that Norfolk Southern would acquire all of the outstanding shares of Conrail common stock for cash at a price of $100.00 per share. This would be accomplished by a "first step" cash tender offer for all outstanding shares of Conrail, followed by a "second step" merger in which Conrail's remaining shareholders would receive the same cash purchase price per share paid in the offer. This offer represents a premium of $11.49 (13%) over the blended value of CSX's proposal based on yesterday's closing price of CSX shares. Our offer will provide for a voting trust to hold the Conrail shares acquired in the tender offer and merger and thereby allow Conrail shareholders to receive immediate payment for all their shares in the tender offer and merger.

      To underscore the seriousness of our intentions, we are commencing promptly a cash tender offer, which can serve as the "first step" tender offer contemplated by our proposal. On the other hand, unless and until you terminate your pending proposed transaction with CSX in a manner permitted under the terms of your merger agreement with CSX and enter into an agreement with us, our cash tender offer will stand on its own as an offer made directly to your shareholders.

      Subject to your Board's favorable response to our proposal, we are prepared to negotiate a merger agreement on substantially the same terms and conditions as your proposed transaction with CSX, except as it would be modified to reflect the all-cash consideration that we are offering. In addition, we are prepared to offer significant representation of Conrail directors on the Norfolk Southern Board, to consider locating the corporate headquarters of the combined company in Philadelphia and to discuss an appropriate position for your Chairman following a transaction with us. We believe that we offer your senior management opportunities for continued career growth that appear to us not to exist with CSX. Although we determined that it was appropriate, under the circumstances, to commence our cash tender offer, our strong preference would be to negotiate a merger agreement with you.

      The price we are offering in our proposal, $100 per share, clearly provides significantly greater and more certain value to your shareholders than the proposed transaction with CSX. In addition, we believe our proposed transaction can be completed on a more timely basis than the proposed CSX transaction. Accordingly, we strongly believe that, pursuant to Section 4.2 of your agreement with CSX, you should promptly request and obtain from your counsel their advice confirming that you are obligated by principles of fiduciary duty to consider our proposal. Also, we expect that, upon your receipt of such advice and consistent with your clear fiduciary duties, you will give us access to at least all the same information you furnished to CSX in the course of your discussions and negotiations with them and that you will discuss and negotiate with us the details of our proposal. In addition, you should take whatever other actions are reasonably necessary or appropriate so that we may operate on a level playing field with CSX and any other companies which may be interested in acquiring Conrail.

      Besides the benefits for your shareholder constituency, we are confident that Conrail's employees, suppliers, customers, creditors and the communities in which Conrail is located will be better served by the combination of Norfolk Southern and Conrail as compared with the CSX proposal. Moreover, because a Norfolk Southern merger presents a substantially more favorable competitive and regulatory picture, our proposal is more consistent with both the long and short-term interests of Conrail. We look forward to the opportunity to directly discuss these matters with you in the manner they would have been communicated before the hasty attempt to lock-up a deal with CSX. To ensure that your Board fulfills its fiduciary obligations and to resolve certain other issues, we have today commenced litigation in the Federal District Court for the Eastern District of Pennsylvania.Our Board of Directors is fully supportive of our proposal and has authorized and approved it. Consistent with our Board's action, we and our advisors stand ready, willing and able to meet with you and your advisors at your earliest convenience. I want to stress that we are flexible as to all aspects of our proposal, including the possibility of substituting a substantial equity component to our present offer so that your shareholders could have a continuing interest in the combined enterprise, and are anxious to proceed to discuss and negotiate it with you as soon as possible.

      Personally and on behalf of my colleagues at Norfolk Southern, I look forward to hearing from you soon and working with you on our proposal.

                                               Sincerely,

                                               David R. Goode

    cc: All Directors

   During the weekend of November 2 and November 3, 1996, representatives of Parent and CSX met to discuss matters related to their respective offers to acquire the Company. Such discussions were commenced at the suggestion of CSX, were represented by CSX to have been held with the knowledge of the Company and were pursued by Parent consistent with Parent's previously announced position of favoring a balanced competitive structure for Eastern railroad service. These discussions included an exchange of term sheets, first from CSX to Parent and then from Parent to CSX. Parent announced on November 4, 1996 that it had terminated such discussions and reaffirmed its $100 per Share offer for all Shares.

   On November 4, 1996, Parent filed its definitive proxy statement with the SEC relating to its solicitation of proxies against the adoption of the Articles Amendment at the Pennsylvania Special Meeting and provided copies of the proxy statement to the Company for dissemination to Company shareholders. Also on November 4, 1996, the Company provided a shareholder list and a substantial portion of the other information requested by Parent and Purchaser pursuant to Pennsylvania law.

   On November 7, 1996, the Company issued a news release in the form of a letter purportedly from the "Independent Directors" of the Company and ostensibly addressed to the Parent Board. The letter reiterated such directors' publicized commitment to the Proposed CSX Transaction and to Mr. LeVan. Also on November 7, 1996, the Parent Board met to review events surrounding the Offer and the revised CSX Offer and authorized the increase in the Offer Price to $110 per Share. On November 8, 1996, Parent publicly announced the increased Offer Price.

   On December 8, 1996, Parent announced its pledge that it will not be a party to any agreement with CSX or the Company that delivers anything less to Company shareholders than a $110 all-cash, all-Shares offer--with prompt payment through use of a voting trust--so long as Company shareholders reject the maneuvering by CSX and the Company's management to pay shareholders less than what Parent believes Company shareholders deserve for their Shares.

   On December 11, 1996, Parent delivered the following letter to the Company
Board:

                                                             December 11, 1996

    BY FAX

    Board of Directors
    Conrail Inc.
    2001 Market Street
    Two Commerce Square
    Philadelphia, Pennsylvania 19101
    Attn: Chairman

    Gentlemen:

      As you know, both in a press release and in newspaper advertisements earlier this week, Norfolk Southern issued the following pledge to Conrail shareholders:

      "Norfolk Southern will not be a party to any agreement with CSX or Conrail that delivers anything less to Conrail shareholders than a $110 all-cash, all-shares offer--with prompt payment through use of a voting trust--so long as Conrail shareholders reject the maneuvering by CSX and Conrail's management to pay you less than you deserve for your shares."

      I am writing to underscore the seriousness of Norfolk Southern's pledge. We intend that the foregoing pledge be treated as a binding commitment to the Conrail shareholders. However, should you deem it necessary or otherwise appropriate, Norfolk Southern stands ready to enter into a written agreement with Conrail, on behalf of the Conrail shareholders, confirming this pledge.

      Our attorneys are available to work with your attorneys to promptly work out the language of such an agreement. We look forward to your response.

                                               Very truly yours,

                                               David R. Goode

   On December 17, 1996, the District Court issued an order enjoining the Company from failing to convene, and/or from postponing, and/or from adjourning the Pennsylvania Special Meeting which was then scheduled for Monday, December 23, 1996, by reason of the Company or its nominees not having received sufficient proxies to assure approval of the proposal set forth in the Company's "Notice of Special Meeting of Shareholders" and in the Company's proxy materials to "opt-out" of Subchapter E of Chapter 25 of the PBCL.

   On December 19, 1996, the Company and CSX announced that an amendment to the CSX Merger Agreement had been entered into pursuant to which CSX increased the consideration to be paid in the Proposed CSX Merger. Also on December 19, 1996, the Company announced that the date of the Pennsylvania Special Meeting had been changed to January 17, 1997.

   On December 20, 1996, Parent increased the consideration offered in the First Offer to $115 per Share and extended its December 8, 1996 pledge to its $115 per Share offer.

   On January 13, 1997, Parent announced its pledge that if Company shareholders defeated the Company proposal to approve the Articles Amendment at the Pennsylvania Special Meeting, Parent and Purchaser would promptly amend the First Offer to eliminate all of the conditions thereto and to reduce the aggregate number of Shares sought in the First Offer to approximately 8,200,000 Shares, the maximum number of Shares (based on then currently available information as to the number of outstanding Common Shares) that Purchaser could acquire without becoming an "Acquiring Person" under the Rights Agreement. At such time, Parent also announced that, following Purchaser's acceptance for payment of Shares in such amended First Offer, Purchaser would commence the Second Offer for all the remaining Shares at $115 per Share and upon essentially the same terms and subject to the same conditions as the First Offer as in effect before January 13, 1997.

   On January 17, 1997, the Pennsylvania Special Meeting was held and Company shareholders overwhelmingly defeated the Articles Amendment.

   On January 21, 1997, Mr. Goode sent the following letter to Messrs. LeVan and Snow:

                                                              January 21, 1997

    Mr. David M. LeVan         Mr. John W. Snow
     Chairman, President and   Chairman, President and
      Chief Executive Officer   Chief Executive Officer
     Conrail Inc.              CSX Corporation
     2001 Market Street        901 East Cary Street
     Philadelphia, PA 19101    Richmond, VA 23219

    Dear David and John:

      The Conrail shareholders' vote last Friday places a responsibility on us to work out a rail structure in the East that will be in the long-term interests of all constituencies served by our companies. I believe that this can be accomplished if we sit down and try.

      I believe that we can achieve balanced competition in the East with the greatest continuity in existing operations by combining Norfolk Southern and Conrail and providing to a competitor such as CSX its own routes into the Northeast/Mid-Atlantic region from the West and South, so that the result is competing networks of equivalent scope, scale and market access.

      You have a different, but perhaps not irreconcilable, vision of the 21st century railroad map. Accordingly, we are prepared to enter into discussions with no preconditions other than recognition of our pledge to the Conrail shareholders that Norfolk Southern will only enter into an agreement with Conrail or CSX that gives to Conrail shareholders an all cash offer of $115 per share.

      I look forward to your reply. Your initiative and our determination are hallmarks of great companies capable of finding a public interest resolution of their differences.

                                               Sincerely,

                                               David R. Goode

   On January 22, 1997, Messrs. LeVan and Snow sent a letter to Mr. Goode, responding to Mr. Goode's letter dated January 21, 1997. In their letter, Messrs. LeVan and Snow indicated their willingness to meet with Mr. Goode to begin meaningful and candid discussions without any preconditions that would limit discussions or otherwise prejudice each other's respective positions.

   On January 22, 1997, the First Offer was amended consistent with Parent's pledge and, following expiration of the First Offer, Purchaser accepted 8,200,000 Shares for payment at a price of $115 per Share. A total of approximately 65,000,000 Shares were validly tendered under the First Offer, which represented more than 90% of the Company's then outstanding Shares, excluding Shares held by CSX. Payment for the 8,200,000 Shares purchased under the First Offer commenced on February 11, 1997.

   On January 31, 1997, representatives of Parent, CSX and the Company had a meeting to discuss matters relating to the Offers and the CSX Offers. Following such meeting, the three companies issued the following press release:

       FOR IMMEDIATE RELEASE:

         WASHINGTON, DC--Jan. 31, 1997--Conrail Inc. (NYSE: CRR), CSX Corp. (NYSE: CSX) and Norfolk Southern Corporation (NYSE: NSC) today released the following statement following the initial meeting between the parties:

         "Conrail, CSX and Norfolk Southern have concluded their meeting and have agreed that no further details on this meeting or timing of future meetings will be announced."

   On January 31, 1997, the Company announced that it had set December 19, 1997 as the date of the Annual Meeting.

   On February 10, 1997, Parent notified the Company, pursuant to the requirements of the Company By-Laws, of its intention at the Annual Meeting to conduct a proxy contest in connection with the Annual Meeting seeking to elect a slate of directors designated by Parent, to remove certain incumbent directors, to declassify the Company Board and to decrease the size of the Company Board (collectively, the "Company Business"). See Section 12. Each of Parent's nominees to the Company Board has committed to seek the most advantageous transaction for holders of Shares and to evaluate fairly and impartially all acquisition or other proposals received by the Company, whether made by Parent, CSX or by any other potential acquiror, and has delivered to Parent an undertaking, if elected, to use his or her best efforts to cause the Company to place all of the shares of CRC into a voting trust promptly following election to the Company Board. Based on the transactions proposed by each of Parent and CSX pending as of the date of this Offer to Purchase, it is currently contemplated that Parent's nominees to the Company Board will support Parent's proposal.

   On February 10, 1997, the Company issued a statement asserting that Parent's nomination of a slate of directors to the Company Board appears to violate federal transportation law and that Parent's efforts to remove incumbent directors from the Company Board before their terms expire and to reduce the size of the Company Board were invalid under Pennsylvania law.

   The CSX Merger Agreement. The following is a description of certain provisions of the CSX Merger Agreement as it has been amended to the date of this Offer to Purchase.

   In the CSX Merger Agreement, the Company agreed to a provision (the "No Negotiation Provision") providing that neither the Company nor any of its subsidiaries, officers, directors, employees or representatives will, directly or indirectly through another person, solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, directly or indirectly, any inquiries or the making of any proposal relating to the acquisition or purchase of more than 50% of the assets of the Company and its subsidiaries or more than 50% of the equity securities of the Company entitled to vote generally in the election of directors, any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 50% of the equity securities of the Company entitled to vote generally in the election of directors, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (a

"Takeover Proposal"), other than the transactions contemplated by the CSX Merger Agreement or the CSX Lockup Option Agreement. The No Negotiation Provision also provides that neither the Company nor any of its subsidiaries, officers, directors, employees or representatives will participate in any discussions or negotiations regarding any Takeover Proposal. Notwithstanding the No Negotiation Provision, the CSX Merger Agreement provides that if, at any time after December 31, 1998, the Board of Directors of the Company or CSX, as applicable, determined in good faith, based on the advice of outside counsel, that it was necessary to do so to avoid a breach of its fiduciary duties to the Company under applicable law, the Company or CSX, as applicable, may, in response to a Takeover Proposal which was not solicited by it or which did not otherwise result from a breach of the terms of the CSX Merger Agreement described in this paragraph, and subject to compliance with certain notice provisions of the CSX Merger Agreement, (x) furnish information with respect to it and its subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by the party receiving such Takeover Proposal after consultation with its outside counsel) the benefits of the terms of which, if more favorable to the other party to such confidentiality agreement than those in place with the other party to the CSX Merger Agreement, shall be extended to the other party to the CSX Merger Agreement, and (y) participate in negotiations regarding such Takeover Proposal.

   Except as permitted by the CSX Merger Agreement, the Company and CSX agreed that neither the Board of Directors of the Company or CSX, as applicable, nor any committee thereof will (i) withdraw or modify (or propose publicly to do so), in a manner adverse to the other party, its approval or recommendation of the CSX Offers or its adoption and approval of the matters to be considered at the respective shareholders meetings of the Company or CSX, (ii) approve or recommend (or propose publicly to do so), any Takeover Proposal, or (iii) cause the Company or CSX, as applicable, to enter into any agreement (the "Acquisition Agreement") related to a Takeover Proposal. However, the CSX Merger Agreement provides that if at any time following December 31, 1998 and prior to the earlier of (a) the time that at least 40% of the outstanding Shares on a fully diluted basis had been deposited in the voting trust contemplated by the CSX Merger Agreement and (b) the obtaining of Company Shareholder Approval (as defined below) (in the case of the Company) or CSX Shareholder Approval (as defined below) (in the case of CSX) (such earlier date referred to in clause (a) or (b) being the "Approval Date") there existed a Superior Proposal (as defined below), and such Board of Directors determined that (x) in the case of the Board of Directors of the Company, there was no substantial probability that CSX would succeed in acquiring 40% of the Shares in the CSX Offers or otherwise (or if the approval by Company shareholders of an amendment to the Company's Articles to "opt out" of the Pennsylvania Control Transaction Law has not been obtained, there was no substantial probability that the Company Shareholder Approval would be obtained), in either case due to the existence of such Superior Proposal with respect to the Company or (y) in the case of the Board of Directors of CSX, there was no substantial probability that the CSX Shareholder Approval would be obtained due to the existence of such Superior Proposal with respect to CSX, the Board of Directors of the Company or CSX, as applicable, may (subject to this and the following sentence) withdraw or modify its approval or recommendation of the CSX Offers, the Proposed CSX Merger or the adoption and approval of the matters to be considered at their respective shareholder meetings and approve or recommend such Superior Proposal or terminate the CSX Merger Agreement (and concurrently, if it so chose, cause the Company or CSX, as applicable, to enter into an Acquisition Agreement with respect to such Superior Proposal), but only after giving the notice required by the CSX Merger Agreement. As used in the CSX Merger Agreement, a "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the voting equity securities of the Company or CSX, as the case may be, or all or substantially all the assets of the Company or CSX, as the case may be, and otherwise on terms which the Board of Directors of such party determines in its good faith judgment (x) (based on the written opinion of a nationally recognized financial advisor) to be more favorable from a financial point of view to its shareholders than the CSX Offers and the Proposed CSX Merger and for which any required financing is then committed and (y) to be more favorable to such party than the CSX Offers and the Proposed CSX Merger after taking into account all constituencies (including shareholders) and pertinent factors permitted under applicable Pennsylvania or Virginia law, as the case may be.

   The CSX Merger Agreement provides that, in the event that (i) a Takeover Proposal in respect of the Company shall have been made known to the Company or any of its subsidiaries or has been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make such a Takeover Proposal and thereafter the CSX Merger Agreement is terminated by either CSX or the Company as a result of the CSX Merger not having been consummated by December 31, 1998, or if the Company Shareholder Approval is not obtained in a meeting of Company shareholders duly convened therefor or at any adjournment or postponement thereof, to the extent such meeting was held after the earlier of (x) December 31, 1998 or (y) the purchase of an aggregate of 40% of the fully diluted Shares under the CSX Offers, or (ii) the CSX Merger Agreement is terminated (x) by the Company pursuant to the No Negotiation Provision of the Merger Agreement or (y) by CSX if (I) the Company Board or, if applicable, any committee thereof, withdraws or modifies in a manner adverse to CSX its approval or recommendation of the CSX Offers or the Proposed CSX Merger or the matters to be considered at the meetings of Company shareholders called to approve the Proposed CSX Merger and the other transactions contemplated by the CSX Merger Agreement or fails to reconfirm its recommendation within 15 business days after a written request to do so, or approves or recommends any Takeover Proposal in respect of the Company or (II) the Company Board or any committee thereof has resolved to take any of the foregoing actions; then the Company will (A) promptly, but in no event later than two days after the date of the termination, pay CSX a cash fee of $300 million (the "Termination Fee") (except that no Termination Fee will be payable pursuant to clause (i) of this sentence unless and until within 24 months of such termination the Company or any of its subsidiaries enters into an Acquisition Agreement or consummates a Takeover Proposal). In the event that the CSX Termination Fee is paid and the CSX Lockup Option Agreement is exercised by CSX, the aggregate additional cost to an acquiror of the Company by reason of the CSX Lockup Option Agreement and the CSX Termination Fee will amount to approximately $660 million (assuming an acquisition of the Company at $115 per Share). In the Pennsylvania Litigation, Parent and Purchaser are contesting the validity of both the CSX Lockup Option Agreement and the CSX Termination Fee. See Section 11 and Section 15.

   Pursuant to the CSX Merger Agreement, the Company and CSX also agreed, among other things, to a provision (the "No Discussions Provision") providing that, subject to certain exceptions, neither the Company nor CSX will, nor will they permit any of their subsidiaries to, nor will they authorize or permit any of their officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by them or any of their subsidiaries to, directly or indirectly through another person, participate in any conversations, discussions or negotiations, or enter into any agreement or understanding, with any other company engaged in the operation of railroads (including Parent) with respect to the acquisition by any such other company (including Parent) of any securities or assets of the Company and its subsidiaries or CSX and its subsidiaries, or any trackage rights or other concessions relating to the assets or operations of the Company and its subsidiaries or CSX and its subsidiaries, other than with respect to certain sales, leases, licenses, mortgages or other disposals of assets or properties.

   The obligations of CSX and the Company to effect the Proposed CSX Merger are subject to various conditions, including the approval of Company shareholders of the Proposed CSX Merger (the "Company Shareholder Approval") and the approval of the shareholders of CSX with respect to, among other things, the issuance of shares of CSX Common Stock in the Proposed CSX Merger (the "CSX Shareholder Approval").

   The foregoing description of the CSX Merger Agreement is qualified in its entirety by reference to the full text of the CSX Merger Agreement, and the amendments thereto, copies of which have been included or incorporated by reference as exhibits to the CSX Schedule 14D-1.

   12. PURPOSE OF THE SECOND OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS.

   General. The purpose of the Offers is for Parent to acquire control of, and the entire equity interest in, the Company. The Second Offer, as the second step in the acquisition of the Company, is intended to facilitate the acquisition of all Shares. Purchaser is seeking to consummate the Proposed Merger with the Company as promptly as practicable following consummation of the Second Offer. The purpose of the Proposed Merger is to acquire all Shares not beneficially owned by Purchaser following consummation of the Second Offer.

   Pursuant to the Proposed Merger, each Share outstanding (other than Shares held by the Company or any subsidiary of the Company and Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Second Offer. Although it is the current intention of Parent and Purchaser to seek to enter into a definitive merger agreement pursuant to which the Proposed Merger would be consummated as promptly as practicable following consummation of the Second Offer, such consummation depends upon a number of factors and circumstances, and there can be no assurance that the Proposed Merger will be consummated, or, if consummated, the timing thereof.

   Consummation of the Proposed Merger will require approval by the Company Board and the affirmative vote of the holders of a majority of the votes cast by all outstanding Common Shares and ESOP Preferred Shares, voting as a single class. The Voting Trust Agreement provides, among other things, that the Voting Trustee will seek to vote all Shares held in the Voting Trust in favor of the Proposed Merger, in favor of any proposal or action necessary or desirable to effect, or consistent with the effectuation of, the Proposed Merger and in favor of a slate of nominees to the Company Board which favors the Proposed Merger and against any other acquisition transaction involving the Company but not involving Parent or any of its subsidiaries or affiliates. Accordingly, it is expected that the Shares held in the Voting Trust will be voted against the Articles Amendment and the Proposed CSX Merger at any meeting of Company shareholders convened for such purpose and will be voted for the Company Business at the Annual Meeting.

   If Purchaser purchases Shares pursuant to the Second Offer and the Minimum Condition is satisfied, the Voting Trustee would have a sufficient number of Shares to approve the Proposed Merger without the affirmative vote of any other holder of Shares and to elect directors as described above. Although consummation of the Proposed Merger would be sought as soon as practicable following the purchase of Shares pursuant to the Second Offer, the exact timing and details of the Proposed Merger would depend on a variety of factors and legal requirements. As described below, certain provisions of the Company's Articles of Incorporation (the "Company Articles") and the Company By-Laws may impair and delay the ability of the Voting Trustee to elect a majority of the Company Board and to approve consummation of the Proposed Merger.

   Alternatively, the "short-form" merger provisions of the PBCL provide that if, following completion of the Second Offer, Purchaser owns 80% or more of the Shares, the Voting Trustee would have the power to consummate the Proposed Merger without any action by the Company Board and without the vote of any of the Company's other shareholders.

   Although Parent has sought to enter into negotiations with the Company with respect to the Proposed Merger and continues to pursue such negotiations, there can be no assurance that such negotiations will occur or, if such negotiations occur, as to the outcome thereof. Consistent with Parent's pledge that it will not be a party to any agreement with CSX or the Company that delivers anything less to Company shareholders than a $115 per Share all-cash transaction, Parent and Purchaser reserve the right to amend the Second Offer (including amending the number of Shares to be purchased, the purchase price and the proposed second-step merger consideration) if Parent enters into a definitive merger agreement with the Company with respect to the Proposed Merger or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Second Offer.

   Parent believes that the Offers and the Proposed Merger will ensure balanced competition among railroads in the Eastern portion of the United States with the least disruption to operations and service. In order to continue to ensure balanced competition, Parent intends to hold discussions with other railroads (including CSX) to address regulatory requirements and other competition issues arising from the Offers and the Proposed Merger. Such discussions are expected to lead to various concessions, such as the grant of trackage rights or other dispositions of assets, by the post-merger combined company.

   Plans for the Company. In connection with the Second Offer and during its pendency, or in the event the Second Offer is terminated or not consummated, or after the expiration of the Second Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Parent (alone or through affiliates) may explore any and all options which may be available to it in connection with the acquisition of the Company. In this regard, Parent intends to solicit proxies against the adoption of the Articles Amendment and the Proposed CSX Merger at any meeting of Company shareholders convened for such purpose. In addition, on February 10, 1997, Parent notified the Company, pursuant to the requirements of the Company By-Laws, of its intention at the Annual Meeting to (i) nominate George A. Butler, Stephen P. Lamb, Mary Patterson McPherson, Bernard C. Watson and J. Roger Williams, Jr. for election as directors of the Company, (ii) introduce a proposal to amend Section 3.01 of the Company By-Laws to declassify the Company Board, (iii) introduce a proposal which would effect the removal of all of the directors of the Company from the Company Board, other than the individuals nominated to the Company Board by Parent and Daniel B. Burke, David B. Lewis and John C. Marous, and (iv) introduce a proposal to amend Section 3.01 of the Company By-Laws to decrease the size of the Company Board to a total of eight directors.

   Except as indicated in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company Board or management.

   Dissenters' Rights and Other Matters. No appraisal rights are available in connection with the Second Offer. In accordance with the United States Supreme Court decision, Schwabacher v. United States, 334 U.S. 192 (1948), if the Proposed Merger were approved by the STB in connection with Parent's acquisition of control of the Company, Company shareholders would not have any dissenters' rights under state law, unless the STB (or any successor agency) or a court of competent jurisdiction determines that state-law dissenters' rights are available to holders of Shares. Parent considers it unlikely that the STB or a court would determine that state-law dissenters' rights are available to holders of Shares.

   Although the Proposed Merger is to be effected prior to an STB decision, Parent believes that this doctrine may be a bar to the assertion of dissenters' rights under state law and may assert such position in respect of any claims of dissenters' rights. In the event that there is an STB denial, dissenters' rights may be available if the STB or a court of competent jurisdiction provides for such rights. In such event, any issued and outstanding Shares held by persons who object to the Proposed Merger and comply with all the provisions of the PBCL concerning the right of holders of Shares to dissent from the Proposed Merger and require valuation of their Shares (a "Dissenting Shareholder") will not be converted into the right to receive the consideration to be paid pursuant to the Proposed Merger but will become the right to receive payment of the "fair value" of their Shares (exclusive of any element of appreciation or depreciation in anticipation of the Proposed Merger); provided, however, that the Shares outstanding immediately prior to the effective time of the Proposed Merger and held by a Dissenting Shareholder who will, after such time, withdraw his demand for payment or lose his right to dissent, in either case pursuant to the PBCL, will be deemed to be converted as of the effective time of the Proposed Merger into the right to receive the consideration to be paid pursuant to the Proposed Merger without interest. Dissenters' rights cannot be exercised at this time. Shareholders who will be entitled to dissenters' rights, if any, in connection with the Proposed Merger (or similar business combination) will receive additional information concerning any available dissenters' rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

   Shareholders who sell shares in the Second Offer will not be entitled to exercise any dissenters' rights with respect to Shares purchased but, rather, will receive the Offer Price.

   The Proposed Merger would have to comply with any applicable federal law operative at the time of its consummation. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the

Exchange Act prior to the Proposed Merger or other business combination or
(ii) the Proposed Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Second Offer and the amount paid per Share in the Proposed Merger or other business combination is at least equal to the amount paid per Share in the Second Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

   The Company Articles and the Company By-Laws. The Company Articles and the Company By-Laws contain several provisions that may delay a change in control of the Company following the purchase of Shares by Purchaser pursuant to the Second Offer, including, among others, (i) a provision that provides that the Company Board shall be classified, with each class elected for a term of three years and one class elected each year at the Company's annual meeting of shareholders, (ii) a provision requiring advance notice to the Company of any shareholder nominations for directors at, or shareholder proposals or business to be brought before, an annual meeting of shareholders, and (iii) a provision that special meetings of shareholders may be called only by the Chairman of the Company Board, the Company Board or an Interested Shareholder.

   Pursuant to Article III of the Company By-Laws, the Company Board is divided into three classes, one of which consists of five members, and two of which consists of four members each, with each class elected for a term of three years and one class elected at the Company's annual meeting of shareholders each year. The number of members of the Company Board is currently limited to 13 members pursuant to Article III of the Company By-Laws. Amendment of the foregoing provisions of the Company Articles requires a majority vote of all shareholders entitled to vote. Amendment of the foregoing provisions of the Company By-Laws requires a majority vote of directors present at a meeting at which at least a majority of the directors is present or a majority vote of all shareholders entitled to vote at a regular or special meeting.

   If, following consummation of the Second Offer, the members of the Company Board in office at such time were to refuse to approve the Proposed Merger (or any other transaction or corporate action proposed by Purchaser to effectuate the Proposed Merger), Parent or the Voting Trustee, in order to consummate the Proposed Merger (or any such other transaction or corporate action), would first have to replace at least a majority of the Company Board with either of their own designees. Parent believes that in such event the entire Company Board could be removed with or without cause at the next Annual Meeting. Parent intends, whether or not the Second Offer is then pending, to conduct a proxy contest in connection with the Annual Meeting seeking, among other things, to remove certain of the current members of the Company Board and elect a new slate of directors designated by Parent. To this end, Parent has notified the Company of its intention, at the Annual Meeting, to introduce proposals to take such action as well as to introduce proposals to amend the Company By-Laws to declassify the Company Board and to reduce the size of the Company Board to eight. See "--Plans for the Company." In the Pennsylvania Litigation, Parent and Purchaser are seeking a declaratory judgment that the members of the Company Board can be removed and replaced with a new slate of directors proposed by Parent. See "--Certain Litigation" below.

   Pursuant to the terms of the Voting Trust Agreement, the Voting Trustee has agreed to vote all Shares held in the Voting Trust at any meeting of Company shareholders in favor of the Proposed Merger, in favor of any proposal or action necessary or desirable to effect, or consistent with the effectuation of, the Proposed Merger and in favor of a slate of nominees for director of the Company which favors the Proposed Merger and against any other acquisition transaction involving the Company but not involving Parent or one of its subsidiaries or affiliates. Accordingly, it is expected that the Shares held in the Voting Trust will be voted for the Company Business at the Annual Meeting. See Section 15.

   THE SECOND OFFER DOES NOT CONSTITUTE A SOLICITATION OF SUCH PROXIES AT ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

   The foregoing description of the Company Articles and the Company By-Laws is qualified in its entirety by reference to the full text of the Company Articles and the Company By-Laws, copies of which have been filed by the Company as exhibits to documents filed with the SEC and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

   The Rights. The following is based upon the July 1989 Form 8-K, the Company's Form 8-B, dated as of September 25, 1995, and other information filed with the SEC.

   On July 19, 1989, the Board of Directors of CRC declared a dividend distribution of one Right for each share of common stock of CRC and executed the Rights Agreement. Upon adoption by the Company of a holding company structure on February 17, 1993, CRC assigned all of CRC's title and interest under the Rights Agreement to the Company. On October 2, 1995, one Right was distributed with respect to each outstanding ESOP Preferred Share. Under the Rights Agreement, each Right entitles the holder to purchase one Common Share at an exercise price of $205.00, subject to adjustment. Based on publicly available information, Purchaser believes that, as of the date of this Offer to Purchase, the Rights were not exercisable, Rights Certificates have not been issued and the Rights were evidenced solely by the Share Certificates. A general summary of certain provisions of the Rights and the Rights Agreement appears below.

   Under the Rights Agreement, as amended, until the close of business on the Distribution Date (which, as modified by the Company Board on November 4, 1996 under pressure from Parent, is defined as the tenth business day after an Acquiring Person has acquired beneficial ownership of 10% or more of the outstanding Shares), the Rights will be evidenced by the Share Certificates and will be transferred with and only with such Share Certificates. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on September 20, 2005 unless earlier redeemed by the Company as described below.

   In the event that the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation or 50% or more of the Company's consolidated assets or earning power is sold or transferred, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a value equal to two times the exercise price of the Right.

   In the event that an Acquiring Person becomes the beneficial owner of 10% or more of the outstanding Shares, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right.

   At any time prior to the Distribution Date, the Company may redeem the Rights in whole, but not in part, at the Redemption Price of $.005 per Right. Immediately upon the action of the Company Board ordering redemption of the Rights, the Rights will terminate, and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

   The terms of the Rights may be amended by the Company Board without the consent of the holders of the Rights; provided that from and after such time that an Acquiring Person becomes such, the Rights may not be amended in any manner which would adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement.

   Actions or determinations made by the Company Board in the administration of the Rights Agreement require the concurrence of a majority of (and at least two) Continuing Directors. A "Continuing Director" is a director who is not an Acquiring Person (or a representative or nominee thereof), and who either (i) was a member of the Company Board prior to September 20, 1995 or (ii) subsequently became a director of the Company and whose election or nomination for election is approved or recommended by a majority of the then Continuing Directors.

   Pursuant to the CSX Merger Agreement, the Company has amended the Rights Agreement to render the Rights Agreement inapplicable to the CSX Offers, the Proposed CSX Merger and the other transactions contemplated by the CSX Merger Agreement and the CSX Lockup Option Agreement and to ensure, among other things, that CSX is not deemed to be an Acquiring Person and that a Distribution Date does not occur by reason of such agreements or transactions. The Company has also agreed in the CSX Merger Agreement that it may not further amend the Rights Agreement without the prior consent of CSX in its sole discretion.

   The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the July 1989 Form 8-K, the full text of the Rights Agreement as an exhibit thereto filed with the SEC, the Assignment, and subsequent amendments to the Rights Agreement as filed with the SEC. Copies of these documents may be obtained in the manner set forth above.

   Purchaser believes that, under applicable law and under the circumstances of the Second Offer, including the Company Board's approval of the CSX Merger Agreement and the transactions contemplated thereby, the Company Board is obligated by its fiduciary responsibilities not to redeem the Rights or render the Rights Agreement inapplicable to any offer by CSX without, at the same time, taking such action as to Parent, the Second Offer and the Proposed Merger, and that its failure to do so would be a violation of law. In the Pennsylvania Litigation, Purchaser is seeking, among other things, to enjoin the Company Board from taking any such action or to invalidate the provision of the Rights Agreement that was added in September 1995 and which limits the power of the Company Board to redeem the Rights without the approval of a majority of the Continuing Directors. See Section 15.

   If the Rights Condition is not satisfied and Purchaser elects, in its sole discretion, to waive such condition and consummate the Second Offer, and if there are outstanding Rights which have not been acquired by Purchaser, Purchaser will evaluate its alternatives. Such alternatives could include purchasing additional Rights in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise. Any such additional purchase of Rights could be for cash or other consideration. Under such circumstances, the Proposed Merger might be delayed or abandoned as impracticable. The form and amount of consideration to be received by the holders of Shares in the Proposed Merger, if consummated, might be subject to adjustment to compensate Purchaser for, among other things, the costs of acquiring Rights and a portion of the potential dilution cost of Rights not owned by Purchaser and its affiliates at the time of Proposed Merger. In such event, the value of the consideration to be exchanged for Shares in Proposed Merger could be substantially less than the consideration paid in the Second Offer. In addition, Purchaser may elect under such circumstances not to consummate the Proposed Merger.

   UNLESS THE RIGHTS ARE REDEEMED, SHAREHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT FOR EACH COMMON SHARE AND ESOP PREFERRED SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH COMMON SHARES AND ESOP PREFERRED SHARES IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN SECTION 3. IF SEPARATE CERTIFICATES FOR THE RIGHTS ARE NOT ISSUED, A TENDER OF COMMON SHARES AND ESOP PREFERRED SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS. SEE SECTIONS 1 AND 3.

   CONSUMMATION OF THE SECOND OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY BOARD OR PURCHASER OTHERWISE BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE SECOND OFFER AND TO THE PROPOSED MERGER.

   13. DIVIDENDS AND DISTRIBUTIONS. If, on or after the date of this Offer to Purchase, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, then, without prejudice to Purchaser's rights under Sections 1 and 14, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Second Offer, including, without limitation, the amount and type of securities offered to be purchased.

   If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Shares, other than regular quarterly dividends, or make any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Second Offer, then, without prejudice to Purchaser's rights under Sections 1 and 14, (i) the purchase price per Share payable by Purchaser pursuant to the Second Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution or right to be received by the tendering shareholders will be received and held by such tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each such tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Purchaser in its sole discretion.

   14. CONDITIONS OF THE SECOND OFFER. Notwithstanding any other provisions of the Second Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Second Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Second Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Second Offer as to any Shares not then paid for, if, in the sole judgment of Purchaser (1) at or prior to the expiration of the Second Offer any one or more of the Minimum Condition, the Subchapter F Condition, the Rights Condition or the CSX Termination Condition has not been satisfied, or (2) at any time on or after February 12, 1997 and prior to the acceptance for payment of Shares, any of the following events shall occur:

     (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court or governmental regulatory or administrative agency, authority, tribunal or commission, domestic or foreign, by any government or governmental authority or agency or commission, domestic or foreign, or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company or any other person), which (i) challenges or seeks to challenge the acquisition by Parent or Purchaser or any affiliate of either of them of the Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Second Offer, consummation of the transactions contemplated by the Second Offer or any other subsequent business combination, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Purchaser or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Second Offer, the Proposed Merger or any other subsequent business combination, (ii) prohibits or limits or seeks to prohibit or limit Parent's or Purchaser's ownership or operation of all or any portion of their or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or to compel or seeks to compel Parent or Purchaser to dispose of or hold separate all or any portion of their own or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Parent, Purchaser or any affiliate of either of them to conduct its own business or own such assets as a result of the transactions contemplated by the Second Offer or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some or all of the Shares pursuant to the Second Offer or the Proposed Merger illegal or results in a delay in, or restricts, the ability of Parent or Purchaser, or renders Parent or Purchaser unable, to accept for payment, purchase or pay for some or all of the Shares or to consummate the Proposed Merger, (iv) imposes or seeks to impose limitations on the ability of

    Parent or Purchaser or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the shareholders of the Company, (v) in the sole judgment of Parent or Purchaser, might adversely affect the Company or any of its subsidiaries or affiliates or Parent, Purchaser, or any of their respective affiliates or subsidiaries, (vi) in the sole judgment of Parent or Purchaser, might result in a diminution in the value of the Shares or the benefits expected to be derived by Parent or Purchaser as a result of the transactions contemplated by the Second Offer, (vii) in the sole judgment of Parent or Purchaser, imposes or seeks to impose any material condition to the Second Offer unacceptable to Parent or Purchaser or
    (viii) otherwise directly or indirectly relates to the Second Offer, the Proposed Merger or any other business combination with the Company;

     (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Second Offer, the Proposed Merger or other subsequent business combination between Purchaser or any affiliate of Purchaser and the Company or any affiliate of the Company or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, that, in the sole judgment of Parent or Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

     (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the sole judgment of Parent or Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Parent or Purchaser shall have become aware of any fact which, in the sole judgment of Parent or Purchaser, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to Parent or Purchaser;

     (d) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Parent or Purchaser, might affect the extension of credit by banks or other lending institutions, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any significant change in United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor (whether or not mandatory), (v) any significant adverse change in the market price of the Shares or in the securities or financial markets of the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Second Offer, in the sole judgment of Parent or Purchaser, a material acceleration or worsening thereof;

     (e) other than the redemption of the Rights at the Redemption Price, the Company or any subsidiary of the Company shall have, at any time after February 12, 1997, (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to options outstanding on February 12, 1997 in accordance with their terms as disclosed on such date or conversions of the ESOP Preferred Shares in accordance with their terms) of any class (including without limitation the Common Shares and the ESOP Preferred Shares) or securities convertible into any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, or (B) any other securities in respect of, in lieu of or in substitution for Common Shares and ESOP Preferred Shares outstanding on February 12, 1997, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Common Shares, ESOP Preferred Shares or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on any Shares (other than the regular quarterly dividend on the Common Shares not in excess of the amount per share, and with record and payment dates, in accordance with recent practice) or on any ESOP Preferred Shares (other than the regular semi-annual dividend on the ESOP Preferred Shares not in excess of the amount per share payable in accordance with recent practice) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Common Shares or the ESOP Preferred Shares, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Common Shares, the ESOP Preferred Shares or its capitalization, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of the Company or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, (ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Second Offer or any other change in control of the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of ERISA) of the Company or any of its subsidiaries, or Parent or Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings, (xi) amended or proposed or authorized any amendment to its articles of incorporation or bylaws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the sole judgment of Parent or Purchaser could, individually or in the aggregate, adversely affect the value of the Shares to Parent or Purchaser or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Parent or Purchaser shall have learned about any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC;

     (f) the Company and Parent or Purchaser shall have reached an agreement or understanding that the Second Offer be terminated or amended or Parent or Purchaser (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination, or purchase of Shares or assets of the Company;

     (g) Parent or Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Second Offer or the Proposed Merger, or (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of the Purchaser or any other affiliate of Parent (including, but not limited to, any event of default that may ensue as a result of the consummation of the Second Offer, consummation of the Proposed Merger or any other business combination or the acquisition of control of the Company); or

     (h) Parent or Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency (other than approval by the STB of the acquisition of control of the Company) which in its judgment is necessary to consummate the Second Offer;

which, in the sole judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates), giving rise to any such condition, makes it inadvisable to proceed with the Second Offer and/or with such acceptance for payment or payment. Parent and Purchaser have the right to rely on any condition set forth in the immediately preceding sentence being satisfied in determining whether to consummate the Second Offer; however, if Parent or Purchaser asserts the failure of any such condition without relying on the exercise of its reasonable judgment or some other objective criteria, Parent and Purchaser shall promptly disclose such assertion and the Expiration Date will be (and, if necessary, will be extended to be) at least five business days after the date of such disclosure.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser in their sole discretion regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such conditions or may be waived by Parent or Purchaser in their sole discretion in whole or in part at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Parent or Purchaser concerning any condition or event described in this Section 14 shall be final and binding upon all parties.

   15. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION.

   General. Except as otherwise disclosed herein, based on a review of publicly available information by the Company with the SEC, neither Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Second Offer or the Proposed Merger, respectively, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Parent or Purchaser as contemplated herein. Should any such approval or other action be required, Parent and Purchaser currently contemplate that such approval or action would be sought. While Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Second Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Purchaser's obligation under the Second Offer to accept for payment and pay for Shares is subject to certain conditions.

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and to the FTC and certain waiting period requirements have been satisfied. The notice and waiting period requirements of the HSR Act do not apply to the Second Offer and the Proposed Merger, provided that information and documentary material filed with the STB in connection with the seeking of STB approval of the acquisition by Parent of control of the Company and its subsidiaries are contemporaneously filed with the Antitrust Division and the FTC. Parent intends to comply with these contemporaneous filing requirements and therefore believes that the notice and waiting period requirements of the HSR Act do not apply to the Second Offer and the Proposed Merger.

   STB Matters; The Voting Trust. Certain activities of subsidiaries of the Company are regulated by the STB. Provisions of subtitle IV, title 49 of the United States Code require approval of, or the granting of an exemption from approval by, the STB for the acquisition of control of two or more carriers subject to the jurisdiction of the STB ("Carriers") by a person that is not a Carrier and for the acquisition or control of a Carrier by a person that is not a Carrier but that controls any number of Carriers. STB approval or exemption is required for, among other things, Purchaser's acquisition of control of the Company. Purchaser intends, simultaneous with the acquisition of the Shares pursuant to the Second Offer, to deposit the Shares purchased pursuant to the Second Offer in the Voting Trust in order to ensure that Parent and its affiliates do not acquire and directly or indirectly exercise control over the Company and its affiliates prior to obtaining necessary STB approvals or exemptions. STB approval of the acquisition by Parent of control of the Company and its subsidiaries is not a condition to the Second Offer. On November 18, 1996, the staff of the STB issued an informal, nonbinding opinion that the use of a voting trust substantially in the form of the Voting Trust is consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier. Under STB regulations that have been in effect since 1979, the STB staff has the power to issue such opinions.

   Pursuant to the terms of the Voting Trust Agreement, the Voting Trustee will hold such Shares until (i) the receipt of STB approval or (ii) the Shares are sold to a third party or otherwise disposed of or (iii) the Voting Trust is otherwise terminated. The Voting Trust Agreement provides that the Voting Trustee will have sole power to vote the Shares in the Trust, will vote those Shares in favor of the Proposed Merger, in favor of any proposal or action necessary or desirable to effect, or consistent with the effectuation of, the Proposed Merger and in favor of a slate of nominees for director of the Company which favors the Proposed Merger, and against any other acquisition transaction involving the Company but not involving Parent or one of its subsidiaries or affiliates, will vote the Shares in favor of any permitted disposition of the Shares and, on all other matters, will vote the Shares in accordance with its best judgement concerning the interests of the Company. The Voting Trust Agreement contains certain other terms and conditions designed to ensure that neither Purchaser nor Parent will control the Company during the pendency of the STB proceedings. In addition, the Voting Trust Agreement provides that Purchaser or its successor in interest will be entitled to receive any cash dividends paid by the Company.

   Parent has requested that the staff of the STB issue an informal written opinion that (i) certain amendments to the Voting Trust Agreement, which would permit the Voting Trustee to vote the Shares held in the Voting Trust to elect as directors of the Company persons (other than officers, directors or employees of Parent or Purchaser) nominated or sponsored by Parent or Purchaser if such persons have agreed to use their best efforts to cause the Company to place all of the shares of CRC into a separate voting trust (the "CRC Voting Trust") as promptly following their election as possible, and
(ii) the use of the CRC Voting Trust in connection with the election of Parent nominees to the Company Board is consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier. Each of Parent's nominees to the Company Board has agreed, if elected, to use his or her best efforts to cause the Company to place all of the shares of CRC into the CRC Voting Trust promptly following election to the Company Board.

   Pursuant to the terms of the proposed agreement creating the CRC Voting Trust (the "CRC Voting Trust Agreement"), it is expected that the voting trustee would hold the CRC shares until (i) the receipt of STB approval, (ii) the STB issues an order denying, or approving subject to conditions unacceptable to Parent, the STB Application (as defined below), in which case Parent's nominees on the Company Board have agreed to resign, or (iii) the CRC Voting Trust is otherwise terminated. The proposed CRC Voting Trust Agreement provides that the voting trustee thereunder will have sole power to vote the CRC shares in the CRC Voting Trust in accordance with its best judgment concerning the interests of CRC. The proposed CRC Voting Trust Agreement contains certain other terms and conditions designed to ensure that neither Parent nor Purchaser will control CRC during the pendency of the STB proceedings. In addition, the proposed CRC Voting Trust provides that the Company will be entitled to receive any cash dividends paid by CRC. There can be no assurance that the STB will not seek changes in, or request public comment regarding, the proposed CRC Voting Trust Agreement.

   STB Matters; Acquisition of Control. Set forth below is information relating to approval by the STB of the acquisition of control over the Company by Parent and Purchaser. Parent plans to file an application (the "STB Application") seeking approval of the STB for the acquisition of control over the

Company and its affiliates by Parent and its affiliates. Under applicable law and regulations, the STB will hold a public hearing on such application, unless it determines that a public hearing is not necessary in the public interest. In ruling on the STB Application, the STB is expected to consider at least the following: (a) the effect of the proposed control transaction on the adequacy of transportation to the public; (b) the effect on the public interest of including, or failing to include, other rail carriers in the area involved in the proposed transaction; (c) the total fixed charges that result from the proposed transaction; (d) the interest of rail carrier employees affected by the proposed transaction; and (e) whether the proposed transaction would have an adverse effect on competition among rail carriers in the affected region or in the national rail system. The STB has the authority to impose conditions on its approval of a control transaction to alleviate competitive or other concerns. If such conditions are imposed, Parent can elect to consummate the control transaction subject to the conditions or can elect not to consummate the transaction.

   Three of the five factors listed above are, in Parent's view, unlikely to affect whether the STB Application is approved by the STB. As to factor
(b)--inclusion of other carriers--in past rail merger proceedings, requests for inclusion have rarely been made. As to factor (c)--effect on fixed charges--the capital structure of the resulting company will be sufficiently strong that this factor is unlikely, in Parent's view, to be given weight by the STB in deciding whether to approve a combination of the Company and Parent. As to factor (d)--the interest of affected carrier employees--the STB has adopted a standard set of labor protective conditions which it imposes in rail merger and control transactions, and Parent expects that those conditions would be imposed upon the acquisition by Parent of control of the Company and that this would not affect approval of the transaction.

   As to factor (a)--effect on the adequacy of transportation--and factor
(e)--effect on rail competition--the STB applies a public interest balancing test in reviewing railroad mergers like the proposed combination of Parent and the Company. On the one hand, the STB considers the public benefits of the transaction in terms of better service to shippers, efficiencies, cost savings and the like. On the other hand, the STB considers any public harms from the transaction. The principal harm of concern to the STB, and the principal issue that is likely to be raised by parties opposing approval of a merger of Purchaser and the Company or seeking the imposition of conditions thereto, is reduction in competition. In applying the public interest balancing test, the STB is guided by Congress' intent to encourage mergers, consolidations and joint use of facilities that tend to rationalize and improve the nation's rail system.

   Parent is willing to provide competitive access to another railroad in appropriate situations. Such access may take various forms, any of which could diminish the value to Parent or the Company of its rail properties. The identity of the railroad or railroads that will be provided such competitive access, the forms it will take, and the terms and conditions that would apply thereto have not been determined and will be subject to negotiations. The STB may impose and enforce those arrangements, when reached, as conditions to its approval of the Proposed Merger and may require the modification of such arrangements or require other arrangements regarding rail competition or other aspects of the public interest, which could be more burdensome, as conditions to its approval of the acquisition by Parent of control of the Company.

   Parent intends to present to the STB its case that the acquisition of control of the Company by Parent satisfies the public interest balancing test. First, Parent will seek to show that a combination of the Company and Parent has significant public benefits. Second, Parent will seek to show that a combination of the Company and Parent, especially with competition-preserving conditions that Parent is prepared to agree to, will create a more balanced competitive rail structure in the East, will have no significant adverse effect on rail competition, and indeed will strengthen such competition. While Parent will seek to present a highly persuasive case, there can be no assurance that the STB Application will not be denied, or will not be granted subject to conditions that are so onerous that the acquisition by Parent of control of the Company is not consummated.

   On November 6, 1996, Parent and Purchaser filed with the STB a Notice of Intent to File Railroad Control Application. On or before May 1, 1997, Parent and various of its affiliates plan to file an application seeking approval of the STB for the acquisition of control over the Company and its affiliates by Parent and its affiliates.

   On December 27, 1996, Parent filed a petition with the STB, which on January 9, 1997 was denied as premature, alleging that the No Negotiation Provision, as in effect after the second amendment to the CSX Merger Agreement, constituted unlawful control of the Company by CSX for the purposes of the federal statute that requires prior STB approval of control and seeking, among other things, a declaratory order that CSX was in violation of such federal law by reason of the No Negotiation Provision and that such provision was unlawful and unenforceable.

   In denying the petition, the STB stated that the No Negotiation Provision would not preclude the STB from approving the Proposed Merger. The STB, which indicated that the No Negotiation Provision "appears excessive on its face," also stated that the No Negotiation Provision could not be used to prevent the Company from negotiating or agreeing to a Parent-Company merger agreement once the STB approves the Proposed Merger.

   The STB explained that applicable law can preempt contractual rights, including the No Negotiation Provision, if necessary to permit consummation of an STB-approved transaction. Thus, CSX and the Company cannot preclude or delay consummation of a STB-approved transaction by entering into a contract that purports to prevent all alternatives to their own preferred outcome.

   Under existing law, the STB is required to enter a final order with respect to the STB Application within approximately 15 months after such application is accepted. However, the STB can process such cases more quickly. Parent asked the STB to adopt a more expedited schedule. On January 30, 1997, the STB, after a public comment process, issued a final procedural schedule under which the STB would issue a final order 365 days from the filing of the STB Application. Parent has not yet filed the STB Application. The STB also announced it would have a single proceeding for determining the control or merger of the Company and reserved the right to modify the procedural process should circumstances warrant.

   Under existing law, other railroads and other interested parties may seek to intervene to oppose the STB Application or to seek protective conditions in the event approval by the STB is granted. In addition, any appeals from the STB final order might not be resolved for a substantial period of time after the entry of such order by the STB.

   Pending receipt of the STB approval, it is expected that the business and operations of the Company will be conducted in the usual and ordinary course of business, and the Company's employees and management will continue in their present positions.

   RECEIPT OF STB APPROVAL IS NOT A CONDITION TO CONSUMMATION OF THE SECOND OFFER OR THE PROPOSED MERGER. IF THE STB APPROVAL IS NOT OBTAINED OR THE STB IMPOSES UNACCEPTABLE CONDITIONS, PURCHASER WILL BE REQUIRED TO USE ITS BEST EFFORTS TO SELL OR OTHERWISE DISPOSE OF THE SHARES DEPOSITED IN THE VOTING TRUST AFTER THE STB ORDER DENYING SUCH APPROVAL BECOMES FINAL OR PARENT DETERMINES NOT TO CONSUMMATE THE PROPOSED CONTROL TRANSACTION BECAUSE OF UNACCEPTABLE CONDITIONS. IN SUCH CASE, PURCHASER WOULD BE ENTITLED TO ANY PROCEEDS OF SUCH SALE OR OTHER DISPOSITION.

   State Takeover Statutes. Various states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

   The Pennsylvania Takeover Disclosure Law (the "PTDL") purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. The PTDL requires, among other things, that the offeror, 20 days prior to any takeover offer, file a registration statement for the takeover offer with the

Pennsylvania Securities Commission and publicly disclose the offering price of the disclosed offer. However, in Crane Co. v. Lam, 509 F. Supp. 782 (E.D. Pa. 1981), the District Court preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder.

   On November 8, 1996, the District Court approved and entered a Consent Order, agreed to by Parent, Purchaser, the Commissioners of the Pennsylvania Securities Commission, the Attorney General of Pennsylvania and the Company, enjoining enforcement of the Pennsylvania Takeover Disclosure Law as it would relate to the First Offer. It is anticipated that the November 8 Consent Order will be supplemented by consent of such parties to apply to the Second Offer.

   Chapter 25 of the PBCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as the Company that have a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act (a "registered corporation"). The following discussion is a general and highly abbreviated summary of certain features of such chapter, is not intended to be complete or to completely address potentially applicable exceptions or exemptions, and is qualified in its entirety by reference to the full text of Chapter 25 of the PBCL.

   In addition to other provisions not applicable to the Second Offer or the Proposed Merger, Subchapter D of Chapter 25 of the PBCL ("Subchapter D") includes provisions requiring approval of a merger of a Registered Corporation with an "interested shareholder" in which the "interested shareholder" is treated differently from other shareholders, by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholders. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a vote of the board of directors, without counting the votes of directors who are directors or officers of, or who have a material equity interest in, the interested shareholder, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his shares, or (iii) effected without submitting the proposed merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the PBCL. Purchaser believes that the approval requirements under Subchapter D would not apply to the Proposed Merger because, among other things, Purchaser expects that the value of the consideration offered to Company shareholders pursuant to the Proposed Merger would not be less than the highest amount paid by Purchaser in acquiring Shares pursuant to the Offers. If the approval requirements under Subchapter D were applicable to the Proposed Merger, the Proposed Merger would have to be approved by the affirmative vote of the holders of a majority of the votes which all shareholders other than Purchaser are entitled to cast. Purchaser reserves the right to challenge the applicability and validity of Subchapter D.

   Subchapter E of Chapter 25 of the PBCL ("Subchapter E"), among other things, governs "control transactions" (defined generally as a transaction in which a person acquires at least 20% of the voting power of a corporation) involving a "registered corporation" and provides that the shareholders of such corporation are entitled to demand that they be paid the fair value of their shares. Pursuant to Subchapter E, the minimum value the shareholders can receive may not be less than the highest price paid per share by the control person within the 90-day period ending on and including the date of the control transaction. Purchaser expects that the value of the consideration offered to Company shareholders pursuant to the Proposed Merger would not be less than the highest amount paid by Purchaser in acquiring Shares pursuant to the Offers.

   Subchapter F purports to prohibit under certain circumstances a "registered corporation" from engaging in a "Business Combination" with an "Interested Shareholder" for a period of five years following the date such person became an "Interested Shareholder" unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Shareholder became an Interested Shareholder; (ii) the Business Combination is approved by a majority vote of the corporation's voting shares, other than shares held by the Interested Shareholder, no earlier than three months after the Interested Shareholder became, and provided that at the time of such vote the Interested Shareholder is, the beneficial owner of shares entitled to cast at least 80% of votes of the corporation, and the Business Combination satisfies the "fair price" criteria (generally, the higher of (a) the highest price per share paid by the Interested Shareholder at a time when the Interested Shareholder was the beneficial owner of at least five percent of the voting power of the corporation and (b) the market value per share on the announcement date with respect to the Business Combination or on the Interested Shareholder's acquisition date, whichever is higher, plus, in any case, interest and less the value of any distributions on the shares); (iii) the Business Combination is approved by all of the holders of the corporation's outstanding common shares; (iv) the Business Combination is approved by a majority vote of the corporation's voting shares, other than shares held by the Interested Shareholder, no earlier than five years after the Interested Shareholder became an Interested Shareholder; or (v) the Business Combination is approved by a majority vote of the corporation's voting shares no earlier than five years after the Interested Shareholder became an Interested Shareholder and the Business Combination satisfies the "fair price" criteria described above.

   Subchapter F provides that during such five-year period the corporation may not engage in certain business transactions with the Interested Shareholder or any affiliate or associate thereof, including, without limitation, (i) any merger, consolidation, share exchange or division of the corporation or any subsidiary of the corporation (a) with the Interested Shareholder or (b) with, involving or resulting in any other corporation which is, or after the merger, consolidation, share exchange or division would be, an affiliate or associate of the Interested Shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an Interested Shareholder or any affiliate or associate thereof of assets having an aggregate market value equal to at least 10% of the aggregate market value of all assets on a consolidated basis or all outstanding shares, or representing at least 10% of the net income on a consolidated basis, in each case of such business corporation, and (iii) other specified self-dealing transactions between the corporation and an Interested Shareholder or any affiliate or associate thereof.

   Under Subchapter F, the restrictions described above do not apply if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Subchapter F, (ii) the board of directors of a corporation adopted an amendment to its by-laws by June 21, 1988 (and not subsequently rescinded by an amendment to the certificate of incorporation or by-laws) expressly electing not to be governed by Subchapter F, or (iii) the corporation, by action of its shareholders, adopts an amendment to its certificate of incorporation expressly electing not to be governed by Subchapter F, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation must be approved by a majority of the corporation's voting shares, other than shares held by the Interested Shareholders, which amendment would not be effective until 18 months after the vote of such shareholders and would not apply to any Business Combination between the corporation and any person who became an Interested Shareholder prior to the effective date of the amendment. The Company is not exempt from operation of Subchapter F by reason of any of the foregoing exceptions.

   Purchaser believes that, under applicable law and under circumstances of the Second Offer including the Company Board's approval of the CSX Merger Agreement, the Company Board is obligated by its fiduciary responsibilities to approve the Second Offer and the Proposed Merger for purposes of Subchapter F and that its failure to do so would be a violation of law. Purchaser is hereby requesting that the Company Board adopt a resolution approving the Second Offer and the Proposed Merger for purposes of Subchapter F as promptly as it may do so without violating its obligations under the CSX Merger Agreement. In the Pennsylvania Litigation, Purchaser is seeking, among other things, an order requiring the Company Board to approve the Second Offer and the Proposed Merger and thereby render Subchapter F inapplicable. See "--Certain Litigation" below.

   If Subchapter F applies to the Company, and if Subchapter F is not invalid on its face or as applied to the Proposed Merger (by action of the Company Board or otherwise), Subchapter F would prohibit, among other transactions, consummation of the Proposed Merger for a period of five years after consummation of the Second Offer.

   CONSUMMATION OF THE SECOND OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUBCHAPTER F HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE SECOND OFFER AND THE PROPOSED MERGER.

   Subchapter G of Chapter 25 of the PBCL ("Subchapter G"), relating to "control-share acquisitions," prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of the "disinterested" shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. The Company Articles specifically provide that Subchapter G does not apply to the Company.

   Subchapter H of Chapter 25 of the PBCL ("Subchapter H"), relating to disgorgement by certain controlling shareholders of a registered corporation, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation under Subchapter G or otherwise) will be recoverable by the corporation. The Company Articles specifically provide that Subchapter H does not apply to the Company.

   Subchapter I of Chapter 25 of the PBCL ("Subchapter I") entitles "eligible employees" of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within two years after voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders ("Control-share Approval") or, in the event the termination was accomplished pursuant to an agreement, arrangement or understanding with the acquiring person, within 90 days prior to Control-share Approval. Subchapter J of Chapter 25 of the PBCL ("Subchapter J") provides protection against termination or impairment under certain circumstances of "covered labor contracts" of a registered corporation as a result of a "business combination" transaction if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by shareholder vote after a control-share acquisition. Subchapters I and J apply only in the event of a "control-share acquisition" specified in Subchapter G. The Company Articles specifically provide that Subchapter G does not apply to the Company.

   Section 2504 of the PBCL provides that the applicability of Chapter 25 of the PBCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(1) of the PBCL shall terminate immediately upon the termination of the status of the corporation as a registered corporation. Purchaser intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Proposed Merger as the requirements for termination of the registration of the Shares are met.

   Neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Second Offer or the Proposed Merger and nothing in this Offer to Purchase or any action taken in connection with the Offers or the Proposed Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Second Offer or the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Second Offer or the Proposed Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Second Offer, or be delayed in consummating the Second Offer or the Proposed Merger. In such case, Purchaser may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Second Offer.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. Purchaser does not know whether any of these laws will, by their terms, apply to the Second Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable, and an appropriate court does not determine that such law is, or such laws are inapplicable or invalid as applied to the Second Offer,

Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Second Offer, or be delayed in continuing or consummating the Second Offer. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

   Certain Litigation. On October 23, 1996, Parent, Purchaser and Kathryn B. McQuade, a shareholder of the Company (collectively, the "Plaintiffs"), filed a Complaint for Declaratory and Injunctive Relief (the "Complaint") against the Company, its directors and CSX (collectively, the "Defendants") in the District Court. The Plaintiffs have amended their Complaint on several occasions to update the facts and to add certain additional allegations and claims. The Complaint, as amended, alleges, among other things, that the Defendants have breached their fiduciary duties with respect to the coercive nature of the Proposed CSX Transaction, the Rights Agreement, Subchapter F, the No Negotiation Provision and certain lock-up provisions contained in the CSX Merger Agreement; that the "Continuing Director" requirement of the Rights Agreement is void under Pennsylvania law and under the Company Articles and Company By-Laws and constitutes a breach of the director defendants' duty of loyalty; that the provisions in the CSX Merger Agreement which prohibit the Company Board from redeeming the Rights, and amending or otherwise taking further action with respect to the Rights Agreement, are ultra vires under Pennsylvania law and constitute a breach of the Company directors' fiduciary duties of loyalty and care; that the Defendants have violated Sections 14 (a), (d) and (e) of the Exchange Act and the rules and regulations promulgated thereunder; that the Company and its directors are estopped from effectuating a sale of the Company without giving Parent an adequate opportunity to present its competing offer; that Section 5.1(b) of the CSX Merger Agreement ("Section 5.1(b)"), constitutes a breach of fiduciary duty in that it purports to delegate the Company directors' fiduciary responsibilities relating to the processes of corporate democracy, and, alternatively, that Section 5.1(b) is void and ultra vires; that the entire Company Board, or one or more Company directors, can be removed without cause; and that consummation of the CSX First Offer caused a "control transaction" to occur with respect to the Company pursuant to Subchapter E, thus obligating the group consisting of CSX, the Company directors and certain executive officers of the Company to pay to each demanding Company shareholder at least $110 cash per share.

   Plaintiffs seek declaratory relief and an order preliminarily and permanently enjoining the Defendants, their directors, officers, partners, employees, agents, subsidiaries and affiliates, and all other persons acting in concert with or on behalf of the Defendants directly or indirectly, from, among other things, commencing or continuing a tender offer for Shares or other securities of the Company; seeking the approval by Company shareholders of the Articles Amendment, or, in the event it has been approved by Company shareholders, from taking any steps to make the Articles Amendment effective; taking any action to redeem the Rights or render the Rights Agreement inapplicable as to any offer by CSX without, at the same time, taking the same action as to the Offers; taking any action to enforce the "Continuing Director" requirement of the Rights Agreement; taking any action to enforce the CSX Termination Fee granted to CSX by the Company, the CSX Lockup Option Agreement or other lock-up or lock-out provisions contained in the CSX Merger Agreement; failing to take such action as is necessary to exempt Parent's proposed acquisition of the Company from the provisions of Subchapter F; and holding any Pennsylvania Special Meeting until all necessary corrective disclosures have been made and adequately disseminated to Company shareholders. Plaintiffs also seek declaratory relief concerning certain of the other claims summarized in the preceding paragraph.

   On November 1, 1996, Plaintiffs filed a motion, supporting brief and proposed form of order with the District Court seeking a temporary restraining order in the Pennsylvania Litigation (the "TRO Motion"). In the TRO Motion, Plaintiffs requested that the District Court temporarily enjoin Defendants and all persons acting on their behalf or in concert with them from taking any action to enforce Sections 3.1(n) and 5.13 of the CSX Merger Agreement and any other provisions of the CSX Merger Agreement which purport to limit the ability of the Company Board to take action or make any determination with regard to the Rights Agreement and temporarily enjoin Defendants and all persons acting on their behalf or in concert with them from distributing any Rights pursuant to the Rights Agreement. Plaintiffs also requested that the District Court require Defendants to take such action as necessary to prevent a

"Distribution Date" from occurring pursuant to the Rights Agreement. At the hearing on November 4, 1996 to hear arguments concerning the TRO Motion, counsel to the Company advised the District Court that the Company Board had on that date adopted a resolution deferring the "Distribution Date" under the Rights Agreement until such date as the Rights become exercisable (i.e., ten days after a party other than CSX acquires more than 10% of the Shares). Counsel to CSX advised the District Court that CSX had consented to the terms of such resolution. In view of the fact that the Company and CSX had taken the action that Plaintiffs requested be ordered by the District Court, the District Court stated that it was not necessary for the District Court to take further action and therefore denied the TRO Motion as moot.

   On November 19, 1996, the District Court issued an oral ruling denying Plaintiffs' motion for preliminary injunctive relief concerning the CSX First Offer and the No Negotiation Provision after two days of hearings. After the ruling, Plaintiffs asked the District Court for an injunction pending appeal which was denied. On the same date, Plaintiffs filed an emergency motion for an injunction pending appeal and a motion seeking an expedited appeal to the United States Court of Appeals for the Third Circuit (the "Third Circuit"), which was denied on November 20, 1996. Plaintiffs continue to pursue their appeal on an unexpedited basis.

   On December 5, 1996, Defendants filed their an answer and defenses generally denying, and asserting various defenses to, the allegations contained in the Complaint, as it then existed, and requesting judgment on all claims and an award of costs and attorneys' fees. The Company and CSX also filed a Counterclaim (the "Counterclaim"), naming Plaintiffs as counterclaim defendants, alleging that David R. Goode and another executive officer of Parent are co-conspirators/aiders and abettors, and purporting to state the following claims: tortious interference with current and prospective contractual relationships; intentional infliction of harm; unfair competition; and civil conspiracy. Further, the Counterclaim alleges that Parent and certain of its executive officers have engaged in (i) dissemination of materially false and misleading information, (ii) promotion of an illusory tender offer, (iii) purportedly improper commencement of a lawsuit, (iv) false and misleading solicitation of proxies for the Company shareholder vote at the Pennsylvania Special Meeting and (v) efforts to manipulate the market through unfair, tortious conduct, in violation of the federal securities laws. The Counterclaim requests a jury trial and an award of damages, punitive damages, costs and attorneys' fees. Parent believes that the Counterclaim is without merit and intends to defend it vigorously. On December 20, 1996, Plaintiffs filed a Motion to Dismiss the Counterclaim for failure to state a claim pursuant to Rule 12(b) of the Federal Rules of Civil Procedure and an accompanying brief.

   On December 17, 1996, the District Court held a hearing to consider Plaintiffs' Motion for a Preliminary Injunction as to Plaintiffs' claims (i) that Defendants' stated intention not to convene the special meeting of the Company's shareholders scheduled for December 23, 1996 constitutes a breach of fiduciary duty; and (ii) that Defendants' stated intention to successively postpone the vote of Company shareholders scheduled for December 23, 1996 until such shareholders submit to Defendants' will constitutes fraudulent and fundamentally unfair conduct. At the conclusion of the hearing, the District Court issued an order enjoining Defendants from failing to convene, and/or from postponing, and/or from adjourning the Pennsylvania Special Meeting scheduled for Monday, December 23, 1996, by reason of the Company or its nominees not having received sufficient proxies to assure approval of the proposal set forth in the Company's "Notice of Special Meeting of Shareholders" and in the Company's proxy materials to "opt-out" of Subchapter E.

   On January 2, 1997, Plaintiffs filed a Motion for Preliminary Injunction and a Motion for Partial Summary Judgment in the District Court. In their Motion for Partial Summary Judgment, Plaintiffs requested an order stating that consummation of the CSX First Offer caused a "Control Transaction" with respect to the Company to occur under the Pennsylvania Control Transaction Law and created joint and several liability among the members of the Control Transaction Group to pay at least $110 cash per Share to each demanding Company shareholder. In their Motion for Preliminary Injunction, Plaintiffs requested that the District Court enjoin Defendants, and all persons acting in concert with them, from seeking to enforce or requiring compliance with, the No Negotiation Provision, as extended, and to enjoin Defendants from convening the Pennsylvania Special Meeting until ten business days after Company shareholders receive notice of the District Court's ruling on Plaintiffs' Motions for Preliminary Injunction and Partial Summary Judgment. On January 8, 1997, Plaintiffs filed a Supplemental Motion for Preliminary Injunction requesting that Defendants be enjoined from convening the Pennsylvania Special Meeting until ten business days after Company shareholders receive notice of the District Court's final judgment on the Pennsylvania Control Transaction Law issue. Such motions were denied on January 9, 1997.

   On January 10, 1997, Plaintiffs filed a motion for expedited appeal or, in the alternative, an injunction pending appeal with the Third Circuit which was denied on January 15, 1997.

   On January 28, 1997, the Third Circuit issued an order consolidating the pending appeals and setting a briefing schedule and an oral argument for February 25, 1997.

   16. FEES AND EXPENSES. Except as set forth below, neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer or other Person for soliciting tenders of Shares pursuant to the Second Offer. The Dealer Managers are acting in such capacity in connection with the Offers and are acting as financial advisors to Parent in connection with its effort to acquire the Company. Parent paid each of the Dealer Managers an advisory fee of $2,500,000 upon the commencement of the First Offer. Upon the earliest to occur of (i) the successful closing of any tender offer by Parent for securities of the Company (defined as the acceptance for payment by Parent of a majority of the Company's outstanding capital stock), (ii) the execution of a definitive agreement providing for (a) any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of Parent or one or more persons formed by or affiliated with Parent, including, without limitation, any joint venture (a "Business Combination"), (b) the acquisition by Parent by way of a tender or exchange offer, negotiated purchase or other means of a majority of the then outstanding capital stock of the Company, or (c) the acquisition by Parent of all or a substantial portion of the assets, revenues or income of the Company (an "Asset Acquisition"), and (iii) the acquisition by Parent of control of the Company through a proxy contest (a "Successful Proxy Contest"), Parent has agreed to pay each of the Dealer Managers an additional advisory fee of $2,500,000. In addition, Parent has agreed to pay each of the Dealer Managers a success fee of .125% of the aggregate transaction value (less the amount of any previously paid advisory fees) upon the consummation of a Business Combination or Asset Acquisition. Parent has also agreed to reimburse the Dealer Managers (in their capacities as Dealer Managers and financial advisors) for their reasonable out-of-pocket expenses, including the reasonable fees and expenses of their legal counsel, incurred in connection with their engagement, and to indemnify such firms and certain related persons against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws. The Dealer Managers have rendered various investment banking and other advisory services to Parent and its affiliates in the past and are expected to continue to render such services, for which they have received and will continue to receive customary compensation from Parent and its affiliates. The Dealer Managers and/or their affiliates, in their capacity as Arrangers and/or Lenders, will also be receiving fees from Parent as described in
Section 10.

   Purchaser has retained Georgeson & Company Inc. to act as the Information Agent in connection with the Offers and to assist Parent and Purchaser in its communications with Company shareholders with respect to, and to provide other services in connection with the Annual Meeting or any Special Meeting of Company shareholders. The Information Agent may contact holders of Shares and participants in the ESOP by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Second Offer or any meeting of Company shareholders to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

   In addition, The Bank of New York has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

   17. MISCELLANEOUS. Purchaser is not aware of any jurisdiction where the making of the Second Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Second Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Second Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Second Offer to be made by a licensed broker or dealer, the Second Offer shall be deemed to be made on behalf of Purchaser by J.P. Morgan Securities Inc. or Merrill Lynch & Co. or by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   Parent and Purchaser have filed with the SEC the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Second Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 (except that they may not be available at the regional offices of the SEC).

                                              ATLANTIC ACQUISITION CORPORATION

February 12, 1997

                                  SCHEDULE I

              INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                       OFFICERS OF PARENT AND PURCHASER

   1. Directors and Executive Officers of Parent. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated, each person identified below is employed by Parent. The principal address of Parent and, unless otherwise indicated below, the current business address for each individual listed below is Three Commercial Place, Norfolk, Virginia 23510. Directors are identified by an asterisk. Each such person is a citizen of the United States.

           NAME AND PRINCIPAL                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
            BUSINESS ADDRESS                              AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------------------------  -------------------------------------------------------------------
David R. Goode*                         Chairman, President and Chief Executive Officer (since September
                                        1992); President (from October 1991 to September 1992); and prior thereto was Executive Vice President-Administration; Director,
                                        Caterpillar, Inc. (since June 1993); Director, Georgia-Pacific
                                        Corporation (since July 1992); Director, TRINOVA Corporation (since
                                        January 1993); Director, Texas Instruments (since February 1996).

James C. Bishop, Jr.                    Executive Vice President-Law (since March 1996); and prior thereto was Vice President-Law.

R. Alan Brogan                          Executive Vice President-Transportation Logistics and President,
 P.O. Box 988                           North American Van Lines, Inc. (since December 1992); Vice
 Fort Wayne, IN 46801-0988              President-Quality Management (from April 1991 to December 1992);
                                        and prior thereto was Vice President-Material Management and
                                        Property Services.

L. I. Prillaman                         Executive Vice President-Marketing (since October 1995); Vice
                                        President-Properties (from December 1992 to October 1995); and
                                        prior thereto was Vice President and Controller.

Stephen C. Tobias                       Executive Vice President-Operations (since July 1994); Senior Vice
                                        President-Operations (from October 1993 to July 1994); Vice
                                        President-Strategic Planning (from December 1992 to October 1993);
                                        and prior thereto was Vice President-Transportation; Director, TTX
                                        Company (since January 1993).

Henry C. Wolf                           Executive Vice President-Finance (since June 1993); and prior thereto was Vice President-Taxation; Director, Greater Norfolk
                                        Corporation (since May 1994); Director, Shenandoah Life (since
                                        November 1995).

William B. Bales                        Senior Vice President-International (since October 1995); Vice
 110 Franklin Rd., S.E.                 President-Coal Marketing (from August 1993 to October 1995); and
 Roanoke, VA 24012                      prior thereto was Vice President-Coal and Ore Traffic.

Paul N. Austin                          Vice President-Personnel (since June 1994); Assistant Vice
                                        President-Personnel (from February 1993 to June 1994); and prior thereto was Director-Compensation.

John F. Corcoran                        Vice President-Public Affairs (since March 1992); and prior thereto
 1500 K Street, N.W.,                   was Assistant Vice President-Public Affairs.
 Suite 375
 Washington, DC 20005

                               I-1

           NAME AND PRINCIPAL                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
            BUSINESS ADDRESS                              AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------------------------  -------------------------------------------------------------------
David A. Cox                            Vice President-Properties (since December 1995); and prior thereto was Assistant Vice President-Industrial Development.

Thomas L. Finkbiner                     Vice President-Intermodal (since August 1993); Senior Assistant
                                        Vice President-International and Intermodal (from April to August
                                        1993); and prior thereto was Assistant Vice President-International and Intermodal.

Robert C. Fort                          Vice President-Public Relations (since December 1996); and prior thereto was Assistant Vice President-Public Relations.

John W. Fox, Jr.                        Vice President-Coal Marketing (since October 1995); Assistant Vice
 110 Franklin Rd., S.E.                 President-Coal Marketing (from August 1993 to October 1995); and
 Roanoke, VA 24042                      prior thereto was General Manager Eastern Region.

Thomas J. Golian                        Vice President (since October 1995); Executive Assistant to the
                                        Chairman, President and Chief Executive Officer (from April 1993 to
                                        October 1995); and prior thereto was Special Assistant to the
                                        President.

James L. Granum                         Vice President-Public Affairs (since March 1992); and prior thereto
 1500 K Street, N.W.                    was Assistant Vice President-Public Affairs.
 Suite 375
 Washington, DC 20005

James A. Hixon                          Vice President-Taxation (since June 1993); and prior thereto was
                                        Assistant Vice President-Tax Counsel.

Jon L. Manetta                          Vice President-Transportation & Mechanical (since December 1995);
                                        Vice President-Transportation (from June 1994 to December 1995);
                                        Assistant Vice President-Transportation (from October 1993 to June
                                        1994); Assistant Vice President-Strategic Planning (from January
                                        1993 to October 1993); Director Joint Facilities and Budget (from
                                        March 1992 to January 1993); and prior thereto was Assistant
                                        Terminal Superintendent-Transportation; Director, Beaver Street
                                        Tower Company (since July 1994); Director, Norfolk and Portsmouth
                                        Belt Line Railroad Company (since July 1994); Director, Belt
                                        Railway Company of Chicago (since September 1994).

Harold C. Mauney, Jr.                   Vice President-Operations Planning and Budget (since December
                                        1996); Vice President-Quality Management (from December 1992 to
                                        December 1996); Assistant Vice President-Quality Management (from
                                        April 1991 to December 1992); and prior thereto was General
                                        Manager-Intermodal Transportation Services.

Donald W. Mayberry                      Vice President-Research and Tests (since December 1995); and prior
 110 Franklin Rd., S.E.                 thereto was Vice President-Mechanical.
 Roanoke, VA 24042

James W. McClellan                      Vice President-Strategic Planning (since October 1993); Assistant
                                        Vice President-Corporate Planning (from March 1992 to October
                                        1993); and prior thereto was Director-Corporate Development.

                               I-2

           NAME AND PRINCIPAL                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
            BUSINESS ADDRESS                              AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------------------------  -------------------------------------------------------------------
Kathryn B. McQuade                      Vice President-Internal Audit (since December 1992);
 110 Franklin Rd., S.E.                 Director-Income Tax Administration (from May 1991 to December
 Roanoke, VA 24042                      1992); and prior thereto was Director-Federal Income Tax
                                        Administration.

Charles W. Moorman                      Vice President-Information Technology (since October 1993); Vice
                                        President-Employee Relations (from December 1992 to October 1993);
                                        Vice President-Personnel and Labor Relations (from February to
                                        December 1992); Assistant Vice President-Stations, Terminals and
                                        Transportation Planning (from March 1991 to February 1992); and
                                        prior thereto was Senior Director Transportation Planning.

Phillip R. Ogden                        Vice President-Engineering (since December 1992); and prior thereto
 99 Spring Street, SW                   was Assistant Vice President-Maintenance; Director, Norfolk and
 Atlanta, GA 30303                      Portsmouth Belt Line Railroad Company (since December 1993).

John P. Rathbone                        Vice President and Controller (since December 1992); and prior thereto was Assistant Vice President-Internal Audit.

William J. Romig                        Vice President and Treasurer (since April 1992); and prior thereto was Assistant Vice President-Finance.

Donald W. Seale                         Vice President-Merchandise Marketing (since August 1993); Assistant
                                        Vice President-Sales and Service (from May 1992 to August 1993);
                                        and prior thereto was Director-Metals, Waste and Construction.

Robert S. Spenski                       Vice President-Labor Relations (since June 1994); and prior thereto was Senior Assistant Vice President-Labor Relations.

Rashe W. Stephens                       Vice President-Quality Management (since December 1996); and prior thereto was Assistant Vice President-Public Affairs.

William C. Wooldridge                   Vice President-Law (since March 1996); prior thereto was General
                                        Counsel-Corporate.

Dezora M. Martin                        Corporate Secretary (since April 1995); Assistant Corporate
                                        Secretary (from October 1993 to April 1995); and prior thereto was
                                        Assistant Corporate Secretary-Planning.

Gerald L. Baliles*                      Director (since 1990); Partner, Hunton & Williams (since 1990);
 Hunton & Williams                      Director, Dibrell Brothers, Inc. (from March 1992 to March 1995).
 951 E. Byrd St.
 Riverfront Plaza, East Tower
 Richmond, VA 23219-4074

Carroll A. Campbell, Jr.*               Director (since July 1996); President and Chief Executive Officer,
 American Council of Life Insurance     American Council of Life Insurance (since January 1995); Governor
 1001 Pennsylvania Ave., N.W.           of South Carolina (from January 1987 to January 1995); Director,
 Washington, D.C. 20004                 AVX (since July 1995), Director, FLUOR (since January 1995).

                               I-3

           NAME AND PRINCIPAL                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
            BUSINESS ADDRESS                              AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------------------------  -------------------------------------------------------------------
Gene R. Carter*                         Director (since 1992); Executive Director, Association for
 Association for Supervision            Supervision and Curriculum Development (since July 1992);
 and Curriculum Development             Superintendent of Schools, Norfolk, Virginia (from July 1983 to
 1250 N. Pitt Street                    June 1992).
 Alexandria, VA 22314-1403

L. E. Coleman*                          Director (since 1982); Chairman, The Lubrizol Corporation (from
 14849 Trappers Trail                   January 1996 to March 1996); Chairman of the Board and CEO (from
 Novelty, OH 44072                      April 1982 to December 1995); Director, Harris Corporation (since
                                        January 1985).

T. Marshall Hahn, Jr.*                  Director (since 1985); Honorary Chairman of the Board,
 Georgia-Pacific Corporation            Georgia-Pacific Corporation (since December 1993), Chairman of the
 P. O. Box 105605                       Board (from May 1993 to December 1993), Chairman of the Board and
 Atlanta, GA 30348-5605                 Chief Executive Officer (from February 1985 to May 1993); Director,
                                        SunTrust Banks, Inc. (since July 1984); Director, Coca-Cola
                                        Enterprises (since 1987).

Landon Hilliard*                        Director (since 1992); Partner, Brown Brothers Harriman & Co.
 Brown Brothers Harriman & Co.          (since January 1979); Director, Owens-Corning Fiberglass
 59 Wall Street                         Corporation (since April 1989).
 New York, NY 10005

E. B. Leisenring, Jr.*                  Director (since 1982); Chairman of the Philadelphia
 Philadelphia Contributionship          Contributionship (since January 1996); Chairman and Chief Executive
 One Tower Bridge, Suite 501            Officer, Penn Virginia Corporation (from December 1988 to April
 Philadelphia, PA 19428                 1992); Director, Penn Virginia Corporation (from September 1952 to
                                        October 1992); Director, Westmoreland Coal Company (from September
                                        1952 to June 1996); Director, Fidelity Bank, N.A. (a wholly-owned subsidiary of First Fidelity Bancorporation) (from 1960 to January
                                        1994); Director, PICO Products, Inc. (since November 1994);
                                        Director, SKF USA Inc. (a controlled subsidiary of Aktiebolaget
                                        SKF, Swedish corporation) (from January 1966 to March 1996).

Arnold B. McKinnon*                     Director (since 1986); Chairman and Chief Executive Officer,
                                        Norfolk Southern Corporation (from September 1991 to August 1992);
                                        Chairman, President and Chief Executive Officer, Norfolk Southern
                                        Corporation (from March 1987 to September 1991).

Jane Margaret O'Brien*                  Director (since 1994); President, St. Mary's College of Maryland
 St. Mary's College of Maryland         (since July 1996); President, Hollins College (from July 1991 to
 St. Mary's City, MD 20686              June 1996); Dean of the Faculty, Middlebury College (from 1989 to
                                        1991); Director, Landmark Communications, Inc. (since 1994).

Harold W. Pote*                         Director (since 1988); Partner, The Beacon Group (since April
 The Beacon Group                       1993); President, PBS Properties, Inc. (since November 1990),
 399 Park Ave.                          President and Chief Executive Officer, First Fidelity
 New York, NY 10022                     Bancorporation (from April 1984 to December 1988); Director,
                                        Turecamo Maritime, Inc. (from June 1990 to June 1996).


   2. Directors and Executive Officers of Purchaser. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Purchaser. Unless otherwise indicated, each person identified below is employed by Purchaser and has held such position since the formation of Purchaser on October 23, 1996. The principal address of Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is Three Commercial Place, Norfolk, Virginia 23510. Directors are identified by an asterisk. Each such person is a citizen of the United States.

    NAME AND PRINCIPAL                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
     BUSINESS ADDRESS                       AND FIVE-YEAR EMPLOYMENT HISTORY

-------------------------  -----------------------------------------------------------------

David R. Goode*            President; see part 1 above for five-year employment history.

James C. Bishop, Jr.*      Vice President and General Counsel; see part 1 above for five-year employment history.

L.I. Prillaman             Vice President; see part 1 above for five-year employment history.

Henry C. Wolf*             Vice President and Treasurer; see part 1 above for five-year employment history.

Dezora M. Martin           Corporate Secretary; see part 1 above for five-year employment history.

   Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                   The Depositary for the Second Offer is:
                             THE BANK OF NEW YORK

      By Mail:                                                              By Hand or Overnight Courier:
Tender & Exchange Department                                                Tender & Exchange Department
         P.O. Box 11248                  By Facsimile Transmission:                101 Barclay Street
     Church Street Station            (for Eligible Institutions Only)         Receive & Deliver Window
New York, New York 10286-1248                   (212) 815-6213                 New York, New York 10286


                          For Information Telephone:
                                (800) 507-9357

   Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Second Offer.

                The Information Agent for the Second Offer is:

                       [GEORGESON & COMPANY INC. LOGO]

                              Wall Street Plaza
                              New York, NY 10005
                Banks and Brokers Call Collect: (212) 440-9800
                  All Others Call Toll-Free: (800) 223-2064
                The Dealer Managers for the Second Offer are:

       J.P. MORGAN & CO.                MERRILL LYNCH & CO.
         60 Wall Street               World Financial Center
         Mail Stop 2860                     North Tower
   New York, New York 10260        New York, New York 10281-1305
  (800) 576-5070 (toll free)       (212) 449-8211 (call collect)